BNP PARIBAS

06 MAR 10 AM 7:21

04010472

G.D.F. Investor Relations
& Financial Information

M.GROUVEL
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Fax 33-1.42.98.21.22

SUPPL

4 March 2004

Securities and Exchange Commission
Division of Corporate Finance
Office of International Corporate Finance
450 Fifth Street
Washington, DC 20549

Re : Information furnished pursuant to Rule 12g3-2b (1) (iii)
File n° 82-3757

PROCESSED
MAR 10 2004
THOMSON FINANCIAL

Sirs,

In connection with the exemption granted to BNP PARIBAS (« the Company ») from the requirements of Section 12 (g) of the Securities Exchange Act of 1934, as amended (the « Exchange Act ») pursuant to Rule 12g3-2(b) under the Exchange Act (the « Rule »), File 82-3757, the Company encloses herewith the English version of its 2003 third quarter results.

We would be grateful if you could acknowledge receipt of the present document by returning to us the enclosed letter.

Sincerely yours,

dlw 3/10

Enclosure : 2003 Third Quarter Results Press release,
2003 Third Quarter Results Slide Show,
Acknowledgement of receipt

BNP PARIBAS

5 November 2003

RESULTS AS AT 30 SEPTEMBER 2003

PRESS RELEASE

BNP PARIBAS GROUP

RESULTS
AS AT 30 SEPTEMBER 2003

Paris, 5 November 2003

3rd QUARTER 2003 RESULTS :

In the third quarter 2003, BNP Paribas posted significantly higher revenues and results compared to the third quarter 2002 despite weak economic growth in Europe.

- Net banking income: €4,380mn (+ 8.4%)
- Gross operating income: €1,593mn (+ 21.4%)
- Operating income (after provisions) €1,243mn (+ 34.4%)
- Net income group share: €970mn (+ 69.3%).

FIRST 9 MONTHS 2003 RESULTS :

In the first nine months of 2003, NBI totalled €13,544mn (+7.6%), GOI €5,024mn (+14.2%) and Net Income Group Share €2,834mn (+9.0%).

- French Retail Banking's business continued its steady growth and to enhance its profitability consistently.
- The International Retail Banking and Financial Services businesses posted results that were up sharply despite the fall in the dollar.
- The Asset Management and Services continued to enjoy a rebound in its operating performance in the context of more stable stock markets.
- Corporate and Investment Banking posted good results, notably the Advisory and Capital Markets businesses, which confirm that its market strategy is relevant and effective.

On 4 November 2003, the Board of Directors of BNP Paribas, in a meeting chaired by Michel Pébereau, examined the Group's results for the third quarter as well as for the first nine months of the year.

OPERATING INCOME UP 34.4% COMPARED TO THE THIRD QUARTER 2002.

In the third quarter 2003, the market environment for banking businesses was still poor in Europe: economic slowdown, rise in interest rates, and cautious equity markets. This situation contrasted with the state of affairs in the United States where the signs of the economic recovery and the rebound of the financial markets have been confirmed.

This context was thus not good for European banks, especially when converting their dollar revenues back into euros further cut their revenues due to the continued fall of the US currency. Yet, BNP Paribas Group's net banking income grew 8.4% in the third quarter 2003 compared to the third quarter 2002, at €4,380mn (+10.3% at constant scope and exchange rates)[1].

Since operating expenses and depreciation edged up by only 2.2% (+3.7% at constant scope and exchange rates), gross operating income reached €1,593mn, up 21.4% compared to the third quarter 2002 (+24.0% at constant scope and exchange rates).

The cost of risk was down 9.6% despite a new €105mn net addition to the general provisions, and operating income jumped 34.4% compared to the third quarter 2002, to €1,243mn.

The Group posted strong capital gains (+€423mn compared to -€7mn in the third quarter 2002, marked by the stock market crisis). New legislation in France on pensions led to the setting aside of a one-time €185mn reserve for labour-related commitments (€119mn after tax) whilst, at the same time, there was a (non-taxable) €119mn write-back from the General Banking Risks Reserve Fund. The Group also set aside €70mn to implement new measures to facilitate employees' professional reorientation covering 2004 and 2005, in accordance with its forward-looking workforce management practice.

The net income group share thus totalled €970mn (+69.3%).

For the first nine months of 2003, net banking income rose 7.6% year-on-year, and gross operating income 14.2% compared to the same period last year. Operating income grew €632mn, or 18.7%, whilst non-operating items fell by €159mn. Net income group share rose 9.0% to €2,834mn. Annualised return on equity after tax reached 14.1% and the cost/income ratio came to 62.9%, marking a 2.2 points improvement year-on-year, which places the Group in a very competitive position in the Eurozone.

Each of the Group's three core business contributed to the third quarter performance.

◆

◆ ◆

[1] Compared to the third quarter 2002, the main changes in scope are due to the integration of Facet (IRFS core business), Consors and Cogent (AMS core business).

Retail Banking.

In aggregate, the Retail Banking business lines continued to show sustained regular growth. Their gross operating income, in the third quarter 2003, rose 8.1% compared to the third quarter 2002, to €930mn.

After provisions, operating income (€741mn) was up 8.5% and pre-tax income rose 7.5% to €684mn.

In the first nine months of the year, return on equity allocated to retail banking rose two points to 28%.

French Retail Banking

The retail network in France[2] posted net banking income up 4.0% at €1,235mn compared to the third quarter 2002: net interest revenue rose 2.6% to €716mn; fees grew 6.1% to €519mn. Operating expenses and depreciation under control (+2.2%) helped gross operating income rise sharply +8.4% to €386mn.

The French Retail Banking network continued to win new individual customers at a pace that was superior to that in 2002: 101,000 new accounts since early 2003. Cheque and current account balances (+4.6%) and savings accounts balances (+18.4%) enjoyed brisk growth over the past year.

The sharp rise in outstanding lending to individual customers also was unrelenting throughout the third quarter, not only mortgages (+4.4% over the three-month period), but also consumer lending (1.9% over the three-month period). Separately, faced with falling demand, outstanding corporate lending fell 4.1% compared to the second quarter 2002. In light of this situation, the network focussed its sales and marketing drive on corporate customers especially stepping up cross-selling of Corporate & Investment Banking products: financial transactions, forex and interest-rate hedging products.

The cost of risk, at €48mn, remained moderate this quarter as in the past quarters. It is halfway between the third quarter 2002 level (€39mn) and that of the second quarter 2003 (€57mn). On average, for the first nine months of 2003, it accounts for a 0.29% proportion of weighted assets.

After allocating one-third of the income of Private Banking in France to Asset Management and Services, French Retail Banking posted for the third quarter 2003 pre-tax income up 4.2% at €322mn.

For the first nine months of the year, the French network improved its cost/income ratio by 0.2 points at 68.7%.

International Retail Banking and Financial Services

The International Retail Banking and Financial Services core business continued to enjoy strong growth and results, not only at constant scope and exchange rates but also after converting them into euros despite the fall in the US dollar.

The business' quarterly net banking income totalled €1,243mn (+1.2%, but +5.4% at constant scope and exchange rates) and its gross operating income €561mn (+9.8%, but +12.7% at constant scope and exchange rates).

After the cost of risk, operating income, at €420mn, rose 12.6% compared to the third quarter 2002, which reflects 16.9% organic growth at constant scope and exchange rates.

Pre-tax income (€362mn) was also up over 10% (+10.7%; +18.4% at constant scope and exchange rates).

BancWest continued to grow its outstanding loans and leases ($25.3bn as at 30 September, +5.0% year-on-year) and outstanding deposits ($25.9bn as at 30 September, +6.4% year-on-year). Despite a decline in net interest margin (4.26% compared to 4.52% in the third quarter 2002), BancWest's contribution to the Group's GOI rose 9.5% at constant scope and exchange rates. Since the cost of risk, which benefited from a fresh improvement in the quality of the portfolio, was down, operating income rose sharply, up 12.5%, at constant scope and exchange rates.

In Emerging and Overseas Markets, the business environment is still difficult, especially in Africa, but the cost of risk was limited such that BNP Paribas posted satisfactory operating income in the third quarter. The Group disposed of its stake in the Commercial Bank of Namibia.

Cetelem continued its fast-growing expansion outside of France where outstandings as at 30 September were up 19.5% year-on-year. In France, the takeover of Facet generated the expected synergies. UCB's outstanding mortgages rose 10.4% year-on-year. BNP Paribas Lease Group experienced a slack in new lending in France due to the state of the economy, but new lending was satisfactory outside France. The size of the fleet of vehicles managed by Arval PHH grew 12.9% in continental Europe but fell 23.4% in the UK due to the termination of three large contracts with low-margins.

In total, for the first nine months of the year, the cost/income ratio for International Retail Banking and Financial Services improved a further two points at 56.2%.

Asset Management and Services.

[2] Including 100% of Private Banking in France.

Stabilised equity markets helped the Asset Management and Services core business confirm this quarter the rebound in its results already observed during the last quarter. Net banking income rose 19.5% compared to the third quarter 2002, at €630mn (+8.6% at constant scope and exchange rates).

As the business' operating expenses and depreciation were kept under strict control (-1.3% at constant scope and exchange rates), gross operating income rose 38.1% to €214mn (31.9% at constant scope and exchange rates).

Quarterly pre-tax income (€205mn) rose 2.5% compared to the third quarter 2002, which included a one-time €77mn capital gain.

The net inflow of new money this quarter (+€3.6bn) was consistent with the business' goal. The annualised new money rate comes to 4.9% of outstandings since the beginning of the year.

Wealth and Asset Management[3] benefits from both customers' renewed interest in stock markets and the effects of cost-cutting measures. The insurance businesses are fast-growing outside France and pursuing new initiatives to prepare future growth (acquired a US-based entity that has insurance licenses, signed a new partnership deal in Russia, etc.). The Securities Services business continues to implement sales and marketing synergies made possible by the acquisition of Cogent whilst cutting operating expenses and depreciation (-0.8% compared to the second quarter 2003), but incurred the impact of lower margins and the Frankfort stock market's move to streamline settlement-delivery procedures, which substantially reduced the number of securities' transactions in Germany.

For the first nine months of the year, the cost/income ratio was 68.5% (+3.3 points).

Corporate and Investment Banking.

Corporate and Investment Banking's businesses posted good results in the third quarter 2003, with €1,389mn in net banking income, up 12.9% compared to the third quarter 2002. This growth is due to the Advisory and Capital Markets businesses whose revenues were driven by continued growth in cross-selling and up 23.8% at €891mn. The performance of the Fixed Income business held up well given the rise in interest rates that occurred this quarter. The Equity Derivatives business, which slowed down last year because of lower customer demand after the stock market crisis, saw renewed sound business and performance. The revenues from the Financing businesses held up well despite weak demand in Europe and the adverse impact of the fall in the US dollar.

Corporate and Investment Banking's operating expenses and depreciation remain contained (+0.9%, which means that, excluding bonuses, they fell). Gross operating income for the quarter, €579mn, jumped 35.6% compared to the third quarter 2002.

With a further €105mn addition to general provisions, on top of the €130mn in the first half of the year, the cost of risk was stable for the first nine months of the year. It was down 21.1% in the third quarter at €168mn.

The core business posted €411mn in gross operating income for the quarter (+92.1%). With one-time capital gains from the disposal of a corporate bonds portfolio, pre-tax income came to €499mn (+148.3%).

The results for the first nine months of 2003 confirm that BNP Paribas's strategy in Corporate and Investment Banking is both relevant and effective. The cost/income ratio, at 58.6%, is one of the best in Europe for this type of business. Pre-tax return on allocated equity was 28%. BNP Paribas now ranks amongst the top three arrangers of Eurobonds and amongst the seven leading arrangers of securities convertible into shares in the European time zone (Source: IFR).

[3] Wealth and Asset Management includes Asset Management, Private Banking and Cortal Consors.

BNP Paribas Capital.

In the third quarter of the year, BNP Paribas Capital benefited in particular from the impact of capital gains generated by the PAI LBO Fund in which the Group is a large investor. Its pre-tax income came to €119mn compared to €15mn in the third quarter 2002.

For the first nine months of the year, BNP Paribas Capital's pre-tax income was close to last year's at €491mn (-2.2%).

The portfolio's estimated value totalled €3.8bn as at 30 September 2003 (unchanged compared to 30 June 2003), of which €1.1bn were unrealised capital gains (€1.0bn as at 30 June 2003).

◆

◆ ◆

Commenting on these results at the Board of Directors meeting, Baudouin Prot, CEO said: "*The third quarter results illustrate the sound growth dynamic in BNP Paribas' revenues, driven by both sustained organic growth in the business lines and successfully integrated acquisitions mergers. This dynamic, combined with the continued cost-cutting and risk-controlling efforts, explains the sharp rise in operating income.*

The Group thus offers proof of its growth potential and its ability to capitalise on an improved global economy driven by the recovery observed in the United States."

CONSOLIDATED PROFIT AND LOSS ACCOUNT

In millions of euros	3Q03	3Q02	3Q03 / 3Q02	2Q03	3Q03 / 2Q03	9M03	9M02	9M03 / 9M02
Net Banking Income (1)	**4,380**	**4,040**	**+8.4%**	**4,651**	**-5.8%**	**13,544**	**12,590**	**+7.6%**
Operating Expenses and Dep.	-2,787	-2,728	+2.2%	-2,876	-3.1%	-8,520	-8,190	+4.0%
Gross Operating Income	**1,593**	**1,312**	**+21.4%**	**1,775**	**-10.3%**	**5,024**	**4,400**	**+14.2%**
Provisions	-350	-387	-9.6%	-318	+10.1%	-1,007	-1,015	-0.8%
Operating Income	**1,243**	**925**	**+34.4%**	**1,457**	**-14.7%**	**4,017**	**3,385**	**+18.7%**
Associated Companies	23	11	n.s.	26	n.s.	62	70	n.s.
Gains and Provisions on Investments	423	-7	n.s.	104	n.s.	767	744	n.s.
Amortisation of Goodwill	-99	-98	n.s.	-99	n.s.	-299	-264	n.s.
Non-Recurring Expense	-172	-18	n.s.	-29	n.s.	-226	-87	n.s.
Non Operating Items	**175**	**-112**	**n.s.**	**2**	**n.s.**	**304**	**463**	**n.s.**
Pre-Tax Income	**1,418**	**813**	**+74.4%**	**1,459**	**-2.8%**	**4,321**	**3,848**	**+12.3%**
Tax Expense (2)	-330	-160	+106.3%	-520	-36.5%	-1,228	-998	+23.0%
Minority Interests (2)	-118	-80	+47.5%	-37	+218.9%	-259	-251	+3.2%
Net Income Group Share	**970**	**573**	**+69.3%**	**902**	**+7.5%**	**2,834**	**2,599**	**+9.0%**
Cost / Income	**63.6%**	**67.5%**	**-3.9 pt**	**61.8%**	**+1.8 pt**	**62.9%**	**65.1%**	**-2.2 pt**
Annualised ROE after Tax						14.1%	14.0%	
(1)- Including Commission income (a)	1,739	1,480	+17.5%	1,522	+14.3%	4,849	4,698	+3.2%
- Including Net of interest Income (b)	1,653	1,423	+16.2%	1,817	-9.0%	5,120	4,058	+26.2%
- Including Gains on Financial Transaction (b)	988	1,137	-13.1%	1,312	-24.7%	3,575	3,834	-6.8%

(a) Revenues from the insurance business, other net banking operating income and the net incomes of the other businesses are included in the "commission income" line item.

(b)Trading portfolio carry costs are included in the "net of interest income" line item.
Trading revenues, as defined economically, are given in CIB results.

(2) 2Q03, E130mn reserve set aside for taxes in connection with Klépierre's adpotion of a new tax status. Corresponding reduction in minority interests of €60mn

At constant scope and exchange rates	3Q03 / 3Q02	9M03 / 9M02
Net Banking Income	**+10.3%**	**+10.8%**
Operating Expenses and Dep.	+3.7%	+6.1%
Gross Operating Income	**+24.0%**	**+19.4%**
Operating Income	**+34.1%**	**+24.5%**
Pre-Tax Income	+73.3%	+18.5%
Net Income Group Share	**+66.3%**	**+14.9%**

Third Quarter 2003

- 21.4% rise in GOI
- Additional €105mn general provision set aside in 3Q03 (following €145mn in 1H03), included in Provisions
- Operating Income: +34.4% /3Q02
- High level of capital gains and of one-time charges
- Substantial capital gains posted this quarter stemming from the listed equity investment portfolio as well as from BNP Paribas Capital and CIB
- One-time provisions for employee-related commitments
  - €185mn in social security charges stemming from the new law on pensions, offset by a non-taxable reserve write-back for €119mn from the Reserve for General Banking Risks.
  - €70mn to put in place measures to facilitate employees' professional reorientation for 2004 and 2005
- Net Income Group Share totalling €970mn

First Nine months 2003 : Strong Growth in Revenues and Income

- 7.6% rise in NBI compared to 9M02
- 14.2% increase in GOI compared to 9M02
- Cost/income ratio improved by 2.2 points
- Operating income up €632mn, or +18.7%, compared to 9M02
- Non-operating items down €159mn
- Net income group share up 9.0% compared to 9M02; 14.9% at constant scope and exchange rates
- 14.1% annualised ROE after tax

3RD QUARTER 2003 CORE BUSINESS RESULTS

In millions of euros	Retail Banking	Asset Mgt & Services	BNPP Capital	Corp. & Inv. Bkg	Other activities	Group
Net Banking Income	**2,439**	**630**	**-6**	**1,389**	**-72**	**4,380**
Change/3Q02	+2.4%	+19.5%	n.s.	+12.9%	n.s.	+8.4%
Change/2Q03	+2.4%	+2.6%	n.s.	-10.1%	n.s.	-5.8%
Operating Expenses and Dep.	-1,509	-416	-10	-810	-42	-2,787
Change/3Q02	-0.8%	+11.8%	n.s.	+0.9%	n.s.	+2.2%
Change/2Q03	+1.3%	-0.0%	n.s.	-12.4%	n.s.	-3.1%
Gross Operating Income	**930**	**214**	**-16**	**579**	**-114**	**1,593**
Change/3Q02	+8.1%	+38.1%	n.s.	+35.6%	n.s.	+21.4%
Change/2Q03	+4.1%	+8.1%	n.s.	-6.6%	n.s.	-10.3%
Provisions	-189	-2	0	-168	9	-350
Change/3Q02	+6.8%	n.s.	n.s.	-21.1%	n.s.	-9.6%
Change/2Q03	-2.1%	n.s.	n.s.	+18.3%	n.s.	+10.1%
Operating Income	**741**	**212**	**-16**	**411**	**-105**	**1,243**
Change/3Q02	+8.5%	+42.3%	n.s.	+92.1%	n.s.	+34.4%
Change/2Q03	+5.9%	+7.1%	n.s.	-14.0%	n.s.	-14.7%
Associated Companies	19	6	0	0	-2	23
Capital Gains	4	11	137	85	186	423
Goodwill	-73	-17	-2	-5	-2	-99
Other Items	-7	-7	0	8	-166	-172
Pre-Tax Income	**684**	**205**	**119**	**499**	**-89**	**1,418**
Change/3Q02	+7.5%	+2.5%	n.s.	+148.3%	n.s.	+74.4%
Change/2Q03	+6.4%	+15.8%	n.s.	+5.1%	n.s.	-2.8%

In millions of euros	Retail Banking	Asset Mgt & Services	BNPP Capital	Corp. & Inv. Bkg	Other activities	Group
Net Banking Income	**2,439**	**630**	**-6**	**1,389**	**-72**	**4,380**
3Q02	2,381	527	-6	1,230	-92	4,040
2Q03	2,382	614	26	1,545	84	4,651
Operating Expenses and Dep.	-1,509	-416	-10	-810	-42	-2,787
3Q02	-1,521	-372	-9	-803	-23	-2,728
2Q03	-1,489	-416	-11	-925	-35	-2,876
Gross Operating Income	**930**	**214**	**-16**	**579**	**-114**	**1,593**
3Q02	860	155	-15	427	-115	1,312
2Q03	893	198	15	620	49	1,775
Provisions	-189	-2	0	-168	9	-350
3Q02	-177	-6	-3	-213	12	-387
2Q03	-193	0	0	-142	17	-318
Operating Income	**741**	**212**	**-16**	**411**	**-105**	**1,243**
3Q02	683	149	-18	214	-103	925
2Q03	700	198	15	478	66	1,457
Associated Companies	19	6	0	0	-2	23
3Q02	21	-9	0	0	-1	11
2Q03	26	3	0	2	-5	26
Capital Gains	4	11	137	85	186	423
3Q02	8	78	37	-12	-118	-7
2Q03	-3	1	67	-5	44	104
Goodwill	-73	-17	-2	-5	-2	-99
3Q02	-68	-15	-5	-5	-5	-98
2Q03	-74	-18	-3	-4	0	-99
Other Items	-7	-7	0	8	-166	-172
3Q02	-8	-3	1	4	-12	-18
2Q03	-6	-7	1	4	-21	-29
Pre-Tax Income	**684**	**205**	**119**	**499**	**-89**	**1,418**
3Q02	636	200	15	201	-239	813
2Q03	643	177	80	475	84	1,459
Minority Interests	**-12**	**0**	**-1**	**-1**	**-104**	**-118**
Tax Expense						-330
Net Income, Group Share						**970**

9 MONTHS 2003 – CORE BUSINESS RESULTS

In millions of euros	Retail Banking	Asset Mgt & Services	BNPP Capital	Corp. & Inv. Bkg	Other activities	Group
Net Banking Income	**7,189**	**1,827**	**-7**	**4,492**	**43**	**13,544**
9M 02	7,070	1,729	4	3,873	-86	12,590
Change/9M 02	+1.7%	+5.7%	n.s.	+16.0%	n.s.	+7.6%
Operating Expenses and Dep.	-4,490	-1,251	-29	-2,633	-117	-8,520
9M 02	-4,517	-1,128	-32	-2,434	-79	-8,190
Change/9M 02	-0.6%	+10.9%	n.s.	+8.2%	n.s.	+4.0%
Gross Operating Income	**2,699**	**576**	**-36**	**1,859**	**-74**	**5,024**
9M 02	2,553	601	-28	1,439	-165	4,400
Change/9M 02	+5.7%	-4.2%	n.s.	+29.2%	n.s.	+14.2%
Provisions	-550	-5	0	-484	32	-1,007
9M 02	-496	-5	-5	-494	-15	-1,015
Change/9M 02	+10.9%	n.s.	n.s.	-2.0%	n.s.	-0.8%
Operating Income	**2,149**	**571**	**-36**	**1,375**	**-42**	**4,017**
9M 02	2,057	596	-33	945	-180	3,385
Change/9M 02	+4.5%	-4.2%	n.s.	+45.5%	n.s.	+18.7%
Associated Companies	49	11	0	2	0	62
Capital Gains	13	10	534	71	139	767
Goodwill	-221	-53	-8	-14	-3	-299
Other Items	-17	-19	1	23	-214	-226
Pre-Tax Income	**1,973**	**520**	**491**	**1,457**	**-120**	**4,321**
9M 02	1,881	632	502	951	-118	3,848
Change/9M 02	+4.9%	-17.7%	-2.2%	+53.2%	n.s.	+12.3%
Minority Interests	**-40**	**0**	**-4**	**-3**	**-212**	**-259**
9M 02	-51	0	-2	-1	-197	-251
Tax Expense						-1,228
Net Income, Group Share						**2,834**
ROE after Tax						14.1%

RETAIL BANKING

In millions of euros	3Q03	3Q02	3Q03 / 3Q02	2Q03	3Q03 / 2Q03	9M03	9M02	9M03 / 9M02
Net Banking Income	**2,439**	**2,381**	**+2.4%**	**2,382**	**+2.4%**	**7,189**	**7,070**	**+1.7%**
Operating Expenses and Dep.	-1,509	-1,521	-0.8%	-1,489	+1.3%	-4,490	-4,517	-0.6%
Gross Operating Income	**930**	**860**	**+8.1%**	**893**	**+4.1%**	**2,699**	**2,553**	**+5.7%**
Provisions	-189	-177	+6.8%	-193	-2.1%	-550	-496	+10.9%
Operating Income	**741**	**683**	**+8.5%**	**700**	**+5.9%**	**2,149**	**2,057**	**+4.5%**
Amortisation of Goodwill	-73	-68	+7.4%	-74	-1.4%	-221	-196	+12.8%
Other Non Operating Items	16	21	-23.8%	17	-5.9%	45	20	+125.0%
Pre-Tax Income	**684**	**636**	**+7.5%**	**643**	**+6.4%**	**1,973**	**1,881**	**+4.9%**
Cost / Income	61.9%	63.9%	-2.0 pt	62.5%	-0.6 pt	62.5%	63.9%	-1.4 pt
Allocated Equity (Ebn)						9.3	9.6	-3.9%
Pre-Tax ROE						28%	26%	

At constant scope and exchange rates	3Q03 / 3Q02	9M03 / 9M02
Net Banking Income	**+4.1%**	**+2.5%**
Operating Expenses and Dep.	+1.3%	+1.2%
Gross Operating Income	**+9.0%**	**+4.9%**
Operating Income	**+9.8%**	**+4.3%**
Pre-Tax Income	**+10.2%**	**+5.8%**

- 8.1% growth in GOI over 3Q02
- Steady improvement in the cost/income ratio: -1.4 point / 9M02
- 7.5% growth in Pre-Tax Income over 3Q02 (+10.2% at constant scope and exchange rates)


Gross Operating Income in €mn
Cost/income ratio
900
800
700
838
855
860
877
876
893
930
65%
60%
1Q02
2Q02
3Q02
4Q02
1Q03
2Q03
3Q03

FRENCH RETAIL BANKING

In millions of euros	3Q03	3Q02	3Q03 / 3Q02	2Q03	3Q03 / 2Q03	9M03	9M02	9M03 / 9M02
Net Banking Income	**1,235**	**1,187**	**+4.0%**	**1,204**	**+2.6%**	**3,647**	**3,557**	**+2.5%**
Incl. Commissions	*519*	*489*	*+6.1%*	*495*	*+4.8%*	*1,524*	*1,515*	*+0.6%*
Incl. Interest Margin	*716*	*698*	*+2.6%*	*709*	*+1.0%*	*2,123*	*2,042*	*+4.0%*
Operating Expenses and Dep.	-849	-831	+2.2%	-828	+2.5%	-2,504	-2,450	+2.2%
Gross Operating Income	**386**	**356**	**+8.4%**	**376**	**+2.7%**	**1,143**	**1,107**	**+3.3%**
Provisions	-48	-39	+23.1%	-57	-15.8%	-157	-138	+13.8%
Operating Income	**338**	**317**	**+6.6%**	**319**	**+6.0%**	**986**	**969**	**+1.8%**
Non Operating Items	1	-1	n.s.	-1	n.s.	-4	-5	n.s.
Pre-Tax Income	**339**	**316**	**+7.3%**	**318**	**+6.6%**	**982**	**964**	**+1.9%**
Income Attributable to AMS	-17	-7	x2,4	-14	+21.4%	-44	-47	n.s.
Pre-Tax Income of French Retail	**322**	**309**	**+4.2%**	**304**	**+5.9%**	**938**	**917**	**+2.3%**
Cost / Income	68.7%	70.0%	-1.3 pt	68.8%	-0.1 pt	68.7%	68.9%	-0.2 pt
Allocated Equity (Ebn)						4.4	4.8*	-7.9%
Pre-Tax ROE						28%	25%	

Including 100 % of the French private banking from NBI to Pre-Tax Income lines

- NBI: +4.0%/3Q02, of which fees:+6.1%/3Q02
- Continued control of operating expenses and depreciation: +2.2%/3Q02
- GOI up 8.4% /3Q02
- cost of risk : 29 bp on average risk weighted assets in the first 9 months of 2003 (25 bp for the whole of 2002)


Fees
489
+6,1%
519
73.6
77.2
+4,9%
262.6
+8,5%
285.0
153.1
+2,7%
157.3
3Q02
3Q03
In millions of euros
Payment Instruments
Other banking transactions
Savings and Stock Markets
* 100% of the French private banking

- Savings and stock market fees on the rise
- Growth in fees from other banking transactions, stemming from sustained business with individual customers


Individual Customers -Net Growth in the Number of Cheque and Current Accounts
+43,000
+64,000
+72,700
+97,000*
+104,000
+89,200
+101,000
1998
1999
2000
2001
2002
9M02
9M03
* to which are added 30,000 new customers from the Treasury network

- Acquisition of new clients: +13.2% / 9M02

LOANS, DEPOSITS AND FUNDS UNDER MANAGEMENT

In billions of euros	Outstandings 3Q03	Outstandings 3Q02	% Change 1year 3Q03/3Q02	Outstandings 2Q02	% change 1 quarter 3Q03/2Q03
LENDINGS (1)					
Total Loans	70.8	72.0	-1.6%	71.1	-0.4%
Individual Customers	32.5	29.6	+9.9%	31.3	+3.9%
Incl. Mortgages	26.3	23.5	+11.7%	25.2	+4.4%
Incl. Consumer Lending	6.3	6.1	+2.6%	6.1	+1.9%
Corporates	34.9	38.8	-10.1%	36.4	-4.1%
DEPOSITS and SAVINGS (1)					
Cheque and Current Accounts	29.2	28.0	+4.6%	28.2	+3.7%
Savings Accounts	33.3	28.1	+18.4%	32.5	+2.4%
Market Rate Deposits	7.1	10.6	-32.8%	7.9	-9.9%
FUNDS UNDER MANAGEMENT (2)					
Life Insurance	34.7	32.0	+8.2%	34.3	+1.1%
Mutual Funds (3)	56.8	51.4	+10.5%	56.5	+0.4%

(1) Average cash Outstandings (2) Outstandings at the end of the period

(3) These statistics do not include mutual funds assets located in Luxembourg (PARVEST)

- Gross interest margin: 3.71%* (3.67%* in 2Q03, +25 bp year-on-year)
  - impact of the cut in regulated interest rates effective as of 1/8/03

**1 year sliding average*

Individual Customers

- Good growth in the number of savings, cheque and current accounts
- Growth in new loans still buoyant
  - new mortgages: +70%/3Q02 and +36%/2Q03
  - consumer lending: continued good performance in new amortising consumer credit (+28%/3Q02)

Corporate Customers

- Rolling out the Business Centre Organisation
  - 2/3 FRB corporate customers to be covered by the end of 2003
- Stepped up cross-selling with CIB
  - financial deals (structured finance, high yield bond issues, LBO) with mid-cap customers
  - forex options and fixed income hedging products (regional dealing rooms)

INTERNATIONAL RETAIL BANKING AND FINANCIAL SERVICES

- The IRFS core business combines:
  - BancWest, emerging and overseas markets (former IRB core business)
  - Cetelem, BNP Paribas Lease Group, UCB and Arval PHH (former RFS core business, except for Cortal Consors)

In millions of euros	3Q03	3Q02	3Q03 / 3Q02	2Q03	3Q03 / 2Q03	9M03	9M02	9M03 / 9M02
Net Banking Income	**1,243**	**1,228**	**+1.2%**	**1,214**	**+2.4%**	**3,652**	**3,626**	**+0.7%**
Operating Expenses and Dep.	-682	-717	-4.9%	-684	-0.3%	-2,052	-2,133	-3.8%
Gross Operating Income	**561**	**511**	**+9.8%**	**530**	**+5.8%**	**1,600**	**1,493**	**+7.2%**
Provisions	-141	-138	+2.2%	-136	+3.7%	-393	-358	+9.8%
Operating Income	**420**	**373**	**+12.6%**	**394**	**+6.6%**	**1,207**	**1,135**	**+6.3%**
Amortisation of Goodwill	-73	-68	+7.4%	-74	-1.4%	-221	-196	+12.8%
Other Non Operating Items	15	22	-31.8%	19	-21.1%	49	25	n.s.
Pre-Tax Income	**362**	**327**	**+10.7%**	**339**	**+6.8%**	**1,035**	**964**	**+7.4%**
Cost / Income	54.9%	58.4%	-3.5 pt	56.3%	-1.4 pt	56.2%	58.8%	-2.6 pt
Allocated Equity (Ebn)						4.8	4.8	+0.1%
Pre-Tax ROE						29%	27%	

At constant scope and exchange rates	3Q03 / 3Q02	9M03 / 9M02
Net Banking Income	**+5.4%**	**+3.4%**
Operating Expenses and Dep.	+0.2%	+0.7%
Gross Operating Income	**+12.7%**	**+7.2%**
Provisions	+1.2%	+5.6%
Operating Income	**+16.9%**	**+7.7%**
Pre-Tax Income	**+18.4%**	**+11.2%**

9.8% Growth in GOI / 3Q02 Despite the Drop in the Dollar's Value

- Changes compared to 3Q02 at constant scope and exchange rates
  - NBI:+5.4%
  - Operating Exp. and Deprec.: +0.2%
- Continued improvement in the cost/income ratio

- Bancwest
  - GOI: +9.5% / 3Q02 at constant scope and exchange rates
    - → *sustained consumer lending business (outstandings: +23.2%)*
    - → *decline in the interest margin, a result of falling interest rates (4.26% compared to 4.39% in 2Q03 and 4.52% in 3Q02)*
    - → *merger-related cost synergies achieved*
  - Risks continue to remain under control
- *NP Assets ratio: 0.71% compared to 0.75% as at 30/06/03 and 1.01% in 2002*
  - Operating income: +12.5% / 3Q02 at constant scope and exchange rates

- Emerging Markets and Overseas Territories
  - Business conditions still difficult in Africa but cost of risk limited
  - Commercial Bank of Namibia sold

- Cetelem
  - Facet: positive effect of marketing synergies
    - → *+26% in production / 2Q03*
    - → *cross-selling: new accident insurance product introduced*
  - Continued strong growth outside France
    - → *outstandings: +19.5% / 3Q02*
    - → *very good performance in Italy, Spain and the UK*

- UCB
  - Outstandings up 10.4% / 3Q02
  - New accounts opened in FRB: 7,500 accounts, or +29% / 9M02

- BNP Paribas Lease Group
  - In France: production: -5% / 9M02 due to the economic situation
  - Outside France: production: +7% / 9M02

- Arval PHH
  - managed fleet: +12.9% /9M02 in continental Europe (+19.3% outside France), but 23.4% decline in UK (impact of 3 contracts with low-margin leasing companies being discontinued)

FINANCIAL SERVICES – MANAGED OUTSTANDINGS

In billions of euros	Sept-03	Sept-02	% change 1 year /Sept-02	June-03	% change 1 quarter /June-03
Cetelem MT + ST	**28.3**	**25.9**	**+9.5%**	**27.9**	**+1.6%**
France 1,2	17.9	17.2	+4.3%	17.9	+0.1%
Outside France 2,3	10.4	8.7	+19.5%	10.0	+4.3%
BNP Paribas Lease Group MT	**15.6**	**16.9**	**-7.3%**	**15.6**	**+0.1%**
France 1	12.4	14.0	-11.4%	12.5	-0.8%
Europe (outside France) 2	3.3	2.9	+12.7%	3.1	+3.8%
UCB Individuals	**15.3**	**13.9**	**+10.4%**	**15.0**	**+2.3%**
France Individuals	9.1	8.8	+2.8%	8.9	+1.2%
Europe (outside France)	6.3	5.1	+23.7%	6.0	+3.9%
Long Term Leasing with Services	**4.5**	**4.5**	**-1.1%**	**4.3**	**+3.2%**
France	1.5	1.6	-7.7%	1.4	+4.0%
Europe (outside France)	3.0	2.9	+2.5%	2.9	+2.7%
ARVAL – PHH					
Total Managed Vehicles (in thousands)	**602**	**647**	**-6.9%**	**607**	**-0.8%**
France	180	167	+8.0%	177	+1.9%
Continental Europe (excl. France)	152	127	+19.3%	145	+4.1%
United Kingdom 3	271	353	-23.4%	285	-5.0%

1 Transfer of Crédit Universel Outstandings (E1.2bn) from BNP Paribas Lease Group to Cetelem in 4Q02

2 Impact of CNH in 4Q02 : +E 0.3bn

3 Termination of three low margin contracts with car rental companies

FINANCIAL SERVICES

In millions of euros	3Q03	3Q02	3Q03 / 3Q02	2Q03	3Q03 / 2Q03	9M03	9M02	9M03 / 9M02
Net Banking Income	**689**	**614**	**+12.2%**	**680**	**+1.3%**	**2,013**	**1,850**	**+8.8%**
Operating Expenses and Dep.	-386	-379	+1.8%	-385	+0.3%	-1,146	-1,135	+1.0%
Gross Operating Income	**303**	**235**	**+28.9%**	**295**	**+2.7%**	**867**	**715**	**+21.3%**
Provisions	-114	-92	+23.9%	-107	+6.5%	-312	-252	+23.8%
Operating Income	**189**	**143**	**+32.2%**	**188**	**+0.5%**	**555**	**463**	**+19.9%**
Amortisation of Goodwill	-36	-24	+50.0%	-36	+0.0%	-106	-72	+47.2%
Other Non Operating Items	11	30	-63.3%	20	-45.0%	48	59	-18.6%
Pre-Tax Income	**164**	**149**	**+10.1%**	**172**	**-4.7%**	**497**	**450**	**+10.4%**
Cost / Income	56.0%	61.7%	-5.7 pt	56.6%	-0.6 pt	56.9%	61.4%	-4.5 pt
Allocated Equity (Ebn)						2.9	2.8	+3.6%
Pre-Tax ROE						23%	22%	

At constant scope and exchange rates	3Q03 / 3Q02	9M03 / 9M02
Net Banking Income	**+9.3%**	**+7.3%**
Operating Expenses and Dep.	+1.9%	+3.1%
Gross Operating Income	**+21.1%**	**+14.0%**
Provisions	+16.4%	+16.1%
Operating Income	**+24.1%**	**+12.8%**
Pre-Tax Income	**+19.6%**	**+15.0%**

Historical data excluding Cortal Consors

INTERNATIONAL RETAIL BANKING

In millions of euros	3Q03	3Q02	3Q03 / 3Q02	2Q03	3Q03 / 2Q03	9M03	9M02	9M03 / 9M02
Net Banking Income	**554**	**614**	**-9.8%**	**534**	**+3.7%**	**1,639**	**1,776**	**-7.7%**
Operating Expenses and Dep.	-296	-338	-12.4%	-299	-1.0%	-906	-998	-9.2%
Gross Operating Income	**258**	**276**	**-6.5%**	**235**	**+9.8%**	**733**	**778**	**-5.8%**
Provisions	-27	-46	-41.3%	-29	-6.9%	-81	-106	-23.6%
Operating Income	**231**	**230**	**+0.4%**	**206**	**+12.1%**	**652**	**672**	**-3.0%**
Amortisation of Goodwill	-37	-44	-15.9%	-38	-2.6%	-115	-124	-7.3%
Other Non Operating Items	4	-8	n.s.	-1	n.s.	1	-34	n.s.
Pre-Tax Income	**198**	**178**	**+11.2%**	**167**	**+18.6%**	**538**	**514**	**+4.7%**
Cost / Income	53.4%	55.0%	-1.6 pt	56.0%	-2.6 pt	55.3%	56.2%	-0.9 pt
Allocated Equity (Ebn)						2.0	2.1	-4.6%
Pre-Tax ROE						36%	33%	

At constant scope and exchange rates	3Q03 / 3Q02	9M03 / 9M02
Net Banking Income	**+1.1%**	**-0.9%**
Operating Expenses and Dep.	-1.8%	-2.1%
Gross Operating Income	**+4.7%**	**+0.6%**
Provisions	-32.8%	-20.2%
Operating Income	**+12.1%**	**+4.0%**
Pre-Tax Income	**+17.3%**	**+7.8%**

ASSET MANAGEMENT AND SERVICES

- Henceforth, AMS includes Cortal Consors' results. The historial data has been restated.

In millions of euros	3Q03	3Q02	3Q03 / 3Q02	2Q03	3Q03 / 2Q03	9M03	9M02	9M03 / 9M02
Net Banking Income	**630**	**527**	**+19.5%**	**614**	**+2.6%**	**1,827**	**1,729**	**+5.7%**
Operating Expenses and Dep.	-416	-372	+11.8%	-416	-0,0%	-1,251	-1,128	+10.9%
Gross Operating Income	**214**	**155**	**+38.1%**	**198**	**+8.1%**	**576**	**601**	**-4.2%**
Provisions	-2	-6	n.s.	0	n.s.	-5	-5	n.s.
Operating Income	**212**	**149**	**+42.3%**	**198**	**+7.1%**	**571**	**596**	**-4.2%**
Amortisation of Goodwill	-17	-15	+13.3%	-18	-5.6%	-53	-25	n.s.
Other Non Operating Items	10	66	n.s.	-3	n.s.	2	61	n.s.
Pre-Tax Income	**205**	**200**	**+2.5%**	**177**	**+15.8%**	**520**	**632**	**-17.7%**
Cost / Income	66.0%	70.6%	-4.6 pt	67.8%	-1.8 pt	68.5%	65.2%	+3.3 pt
Allocated Equity (Ebn)						3.0	2.9	+1.9%

At constant scope and exchange rates	3Q03 / 3Q02	9M03 / 9M02
Net Banking Income	**+8.6%**	**-2.8%**
Operating Expenses and Dep.	-1.3%	-1.4%
Gross Operating Income	**+31.9%**	**-5.5%**

Transfer of Cortal Consors (historical data restated)
Full integration of Consors and Cogent as of 1st January 2003

Upturn in Growth of Revenues and Income

- NBI up 8.6% compared to 3Q02 at constant scope and exchange rates
- 1.3% decline in operating expenses and depreciation compared to 3Q02 at constant scope and exchange rates
- Sharp Rise in GOI / 3Q02
- Pre-tax income:+2.5% compared to 3Q02 (3Q02 income included €77mn in capital gains generated from the sale of Clearstream)


Assets under Management
In billions of euros
268
94
174
+3.6
Net new money
+1.2
Performance and change
+0.3
Scope and others
273
95
178
30.06.03
30.09.03
Total private banking assets
Total other net assets [1]
[1] Asset Management + Cortal Consors+ Insurance net of double accounting

- +€3.6bn in net new money for 3Q03
- Annualised net new money effect for the first 9M03: +4.9%

WEALTH AND ASSET MANAGEMENT

- Wealth and Asset Management = Private Banking + Asset Management + Cortal Consors

In millions of euros	3Q03	3Q02	3Q03 / 3Q02	2Q03	3Q03 / 2Q03	9M03	9M02	9M03 / 9M02
Net Banking Income	**293**	**248**	**+18.1%**	**275**	**+6.5%**	**838**	**830**	**+1.0%**
Operating Expenses and Dep.	-210	-198	+6.1%	-211	-0.5%	-631	-605	+4.3%
Gross Operating Income	**83**	**50**	**+66.0%**	**64**	**+29.7%**	**207**	**225**	**-8.0%**
Provisions	-3	-3	n.s.	0	n.s.	-6	-7	-14.3%
Operating Income	**80**	**47**	**+70.2%**	**64**	**+25.0%**	**201**	**218**	**-7.8%**
Amortisation of Goodwill	-9	-9	+0.0%	-8	+12.5%	-26	-13	+100.0%
Other Non Operating Items	8	-13	n.s.	-4	n.s.	1	-19	n.s.
Pre-Tax Income	**79**	**25**	**+216.0%**	**52**	**+51.9%**	**176**	**186**	**-5.4%**
Cost / Income	71.7%	79.8%	-8.1 pt	76.7%	-5.0 pt	75.3%	72.9%	+2.4 pt
Allocated Equity (Ebn)						0.9	0.9	-1.7%

Transfer of Cortal Consors (historical data restated)
Full integration of Consors and Cogent as of 1st January 2003

Upswing in business consistent with rising equity markets

Continued effect of the cost-cutting measures

Wealth and Asset Management includes:

- Asset Management
  - FitchRatings' *Asset Manager* rating for BNP PAM raised to AA+
  - *BNP Ethéis* ranked top French socially responsible equity fund (Source Europerformance - August 2003)
- Private Banking
  - Good business in structured products
  - Successful *Parvest Opportunities* marketing drive
- Cortal Consors
  - 19% rise in the volume of transactions in Germany 3Q03/2Q03
  - Reorganisation completed in Germany
  - The European brand Cortal Consors launched

Asset Management Business - Breakdown of AUM


Monetary 31%
Bonds 31%
9.02
Guaranteed & Structured 9%
Diversified 11%
Equity 18%
Monetary 31%
Bonds 35%
9.03
Guaranteed & Structured 11%
Diversified 9%
Equity 14%

INSURANCE

In millions of euros	3Q03	3Q02	3Q03 / 3Q02	2Q03	3Q03 / 2Q03	9M03	9M02	9M03 / 9M02
Net Banking Income	**188**	**143**	**+31.5%**	**180**	**+4.4%**	**532**	**479**	**+11.1%**
Operating Expenses and Dep.	-88	-83	+6.0%	-86	+2.3%	-261	-252	+3.6%
Gross Operating Income	**100**	**60**	**+66.7%**	**94**	**+6.4%**	**271**	**227**	**+19.4%**
Provisions	1	-2	n.s.	0	n.s.	1	3	-66.7%
Operating Income	**101**	**58**	**+74.1%**	**94**	**+7.4%**	**272**	**230**	**+18.3%**
Non Operating Items	2	3	-33.3%	3	-33.3%	4	10	-60.0%
Pre-Tax Income	**103**	**61**	**+68.9%**	**97**	**+6.2%**	**276**	**240**	**+15.0%**
Cost / Income	46.8%	58.0%	-11.2 pt	47.8%	-1.0 pt	49.1%	52.6%	-3.5 pt
Allocated Equity (Ebn)						1.8	1.6	+10.0%

- Results continued to progress
  - NBI: +4.4% compared to 2Q03
  - Operating exp. and depreciation: +2.3% compared to 2Q03
- Fast-growing business outside France
  - US: purchased an entity that has insurance licenses
  - South Korea: launched savings products throughout the Shinhan network
  - Russia: made a deal with the Russian Standard Bank Group
  - Hungary: started up business

SECURITIES SERVICES

In millions of euros	3Q03	3Q02	3Q03 / 3Q02	2Q03	3Q03 / 2Q03	9M03	9M02	9M03 / 9M02
Net Banking Income	**149**	**136**	**+9.6%**	**159**	**-6.3%**	**457**	**420**	**+8.8%**
Operating Expenses and Dep.	-118	-91	+29.7%	-119	-0.8%	-359	-271	+32.5%
Gross Operating Income	**31**	**45**	**-31.1%**	**40**	**-22.5%**	**98**	**149**	**-34.2%**
Provisions	0	-1	n.s.	0	n.s.	0	-1	n.s.
Operating Income	**31**	**44**	**-29.5%**	**40**	**-22.5%**	**98**	**148**	**-33.8%**
Amortisation of Goodwill	-5	-3	+66.7%	-7	-28.6%	-18	-5	+260.0%
Other Non Operating Items	-3	73	n.s.	-5	-40.0%	-12	63	n.s.
Pre-Tax Income	**23**	**114**	**-79.8%**	**28**	**-17.9%**	**68**	**206**	**-67.0%**
Cost / Income	79.2%	66.9%	+12.3 pt	74.8%	+4.4 pt	78.6%	64.5%	+14.1 pt
Allocated Equity (Ebn)						0.3	0.4	-21.3%

Full integration of Cogent as of 1st January 2003

- Netting effect in Germany and pressure on margins
  - NBI: -6.3% / 2Q03
- Operating exp. and depreciation: -0.8% compared to 2Q03
- Expanding Sales and Marketing throughout Europe
  - Launched a global securities custody business in the UK



Assets under custody (end of period)
2,500
2,000
1,500
1,000
500
0
1,402
1,990
1,811
1,752
1,898
1,935
2000
2001
2002
1Q03
2Q03
3Q03
In billions of euros



Number of transactions
5.1
5.2
5.6
6.5
6.1
6.3
6.7
6.6
6.9
5.9
5.2
1Q01
2Q01
3Q01
4Q01
1Q02
2Q02
3Q02
4Q02
1Q03
2Q03
3Q03
In millions of transactions

CORPORATE AND INVESTMENT BANKING

In millions of euros	3Q03	3Q02	3Q03 / 3Q02	2Q03	3Q03 / 2Q03	9M03	9M02	9M03 / 9M02
Net Banking Income	**1,389**	**1,230**	**+12.9%**	**1,545**	**-10.1%**	**4,492**	**3,873**	**+16.0%**
*Incl. Trading Revenues**	*769*	*611*	*+25.9%*	*970*	*-20.7%*	*2,737*	*1,935*	*+41.4%*
Operating Expenses and Dep.	-810	-803	+0.9%	-925	-12.4%	-2,633	-2,434	+8.2%
Gross Operating Income	**579**	**427**	**+35.6%**	**620**	**-6.6%**	**1,859**	**1,439**	**+29.2%**
Provisions	-168	-213	-21.1%	-142	+18.3%	-484	-494	-2.0%
Operating Income	**411**	**214**	**+92.1%**	**478**	**-14.0%**	**1,375**	**945**	**+45.5%**
Non Operating Items	88	-13	n.s.	-3	n.s.	82	6	n.s.
Pre-Tax Income	**499**	**201**	**+148.3%**	**475**	**+5.1%**	**1,457**	**951**	**+53.2%**
Cost / Income	58.3%	65.3%	-7.0 pt	59.9%	-1.6 pt	58.6%	62.8%	-4.2 pt
Allocated Equity (Ebn)						7.0	8.0	-12.6%
Pre-Tax ROE						28%	16%	

*Including customer activity and related revenues

- NBI up 12.9% / 3Q02
- Cost/income ratio at 58.6% and 28% pre-tax ROE for first 9 months
- Provisions stable in first 9 months after setting aside a €235mn general provision
- Non-operating items: one-off capital gains in 3Q03 stemming from the disposal of a corporate bond portfolio

CIB - Position as Leader Confirmed	9M03	2002*
FIXED-INCOME *(worldwide)*		
All Invest.-grade bonds in euros (bookrun.)	# 3	# 5
All Corporate bonds in euros (bookrun.)	# 2	# 3
All bonds in euros, bookrunners	# 3	# 9
All Euromarket issues, bookrunners	# 5	# 10
STRUCTURED FINANCING		
Top bookrunner of Synd. Credits worldwide (volume)	# 8	# 8
Top bookrunner of Synd. Credits EMEA (volume)	# 6	# 5
European Leveraged loans, bookrunners	# 2	#8
CORPORATE FINANCE		
International EMEA Convertible issues	# 7	# 6
M&A Europe, completed deals (by amount)	# 15	# 12

*Year 2002

Source: IFR - Thomson Financial

FINANCING BUSINESSES

In millions of euros	3Q03	3Q02	3Q03 / 3Q02	2Q03	3Q03 / 2Q03	9M03	9M02	9M03 / 9M02
Net Banking Income	**498**	**510**	**-2.4%**	**490**	**+1.6%**	**1,484**	**1,596**	**-7.0%**
Operating Expenses and Dep.	-242	-256	-5.5%	-241	+0.4%	-720	-788	-8.6%
Gross Operating Income	**256**	**254**	**+0.8%**	**249**	**+2.8%**	**764**	**808**	**-5.4%**
Provisions	-169	-212	-20.3%	-142	+19.0%	-493	-486	+1.4%
Operating Income	**87**	**42**	**+107.1%**	**107**	**-18.7%**	**271**	**322**	**-15.8%**
Non Operating Items	-17	-11	+54.5%	0	n.s.	-26	-6	n.s.
Pre-Tax Income	**70**	**31**	**+125.8%**	**107**	**-34.6%**	**245**	**316**	**-22.5%**
Cost / Income	48.6%	50.2%	-1.6 pt	49.2%	-0.6 pt	48.5%	49.4%	-0.9 pt
Allocated Equity (Ebn)						4.3	4.5	-4.7%

- Revenues held up in 3Q03 despite the negative impact of the dollar and weak demand for credit in Europe
- Continued expansion of cross-selling with Capital Markets business lines
- Additional €105mn general provision set aside in 3Q03

ADVISORY AND CAPITAL MARKETS

In millions of euros	3Q03	3Q02	3Q03 / 3Q02	2Q03	3Q03 / 2Q03	9M03	9M02	9M03 / 9M02
Net Banking Income	**891**	**720**	**+23.8%**	**1,055**	**-15.5%**	**3,008**	**2,277**	**+32.1%**
Operating Expenses and Dep.	-568	-547	+3.8%	-684	-17.0%	-1,913	-1,646	+16.2%
Gross Operating Income	**323**	**173**	**+86.7%**	**371**	**-12.9%**	**1,095**	**631**	**+73.5%**
Provisions	1	-1	n.s.	0	n.s.	9	-8	n.s.
Operating Income	**324**	**172**	**+88.4%**	**371**	**-12.7%**	**1,104**	**623**	**+77.2%**
Non Operating Items	105	-2	n.s.	-3	n.s.	108	12	n.s.
Pre-Tax Income	**429**	**170**	**+152.4%**	**368**	**+16.6%**	**1,212**	**635**	**+90.9%**
Cost / Income	63.7%	76.0%	-12.3 pt	64.8%	-1.1 pt	63.6%	72.3%	-8.7 pt
Allocated Equity (Ebn)						2.6	3.4	-23.0%

- Traditional 3rd quarter seasonal effect on business and results
- Fixed income: business and revenues held up well given the rise in rates in 3Q03
- Equity derivatives: good momentum in business and results

VaR (1 day – 99%) by type of risk

In millions of euros	29-June-01	28-Sept-01	31-Dec-01	29-Mar-02	28-June-02	30-Sept-02	31-Dec-02	31-Mar-03	30-June-03	30-Sept-03
Interest rate	28	31	35	58	26	36	24	25	43	23
Securities	15	17	10	7	26	33	27	21	12	17
Change	1	9	8	3	4	3	3	2	1	2
Commodities	1	1	1	1	1	1	2	3	3	3
Netting	-17	-19	-17	-13	-25	-33	-28	-28	-21	-23
Total VaR	**28**	**39**	**37**	**56**	**32**	**40**	**28**	**23**	**38**	**22**

Last market trading day of the period

BNP PARIBAS CAPITAL

In millions of euros	3Q03	3Q02	2Q03	9M03	9M02
Net Capital Gains	**137**	**37**	**67**	**534**	**554**
Other Net Income	-8	-13	24	-14	-20
Operating Expenses and Dep.	-10	-9	-11	-29	-32
Pre-Tax Income	**119**	**15**	**80**	**491**	**502**
Allocated Equity (Ebn)				1.2	1.7

- The portfolio value held up well
  - Estimated value of the portfolio: €3.8bn (€3.8bn as of 30.06.03)
  - Slight rise in net unrealised capital gains* : €1.1bn (€1.0bn as of 30.06.03)
- Realised capital gains especially from disposals of holdings by PAI LBO Fund

*net of Cobepa's goodwill (€0.1bn)

BALANCE SHEET ITEMS

In billions of euros	30-Sept-03	30-Jun-03	31-Dec-02
Shareholders Equity, Group Share [a]	27.5	26.6	25.4
Total Capital ratio [a,b]	13.0%	12.8%	10.9%
Tier One ratio [a,b]	9.2%	8.9%	8.1%
Net Unrealised Capital Gains (1)	1.9	1.7	2.1
Doubtful Customers	14.65	14.80	15.25
Specific Provisions	9.75	9.90	10.05
Specific Provisions/ Doubtful Customers (2)	66%	67%	66%
Reserves for Country Risks	2.2	2.2	2.4
Reserve for General Banking Risks	0.9	1.0	1.0
In millions of euros	**3Q03**	**2Q03**	**4Q02**
Value at Risk 1 day 99% (end of period)	22	38	28
Average Quarterly Value at Risk (1day 99%)	54	27	32

(1) Cobepa goodwill deducted

(2)The calculation of the Coverage rate takes into account only Specific Provisions, excluding General Provisions, Reserve for Country risks and Reserve for General Banking Risk

a) estimated as at 30.September

b) based on estimated Risk Weighted Assets of E 281.6 bn as at 30 September

RATINGS

Moody's	Aa2
Standard & Poor's	AA-
FitchRatings	AA

RESULT HISTORY OF THE CORE BUSINESSES

In millions of euros	1Q02	2Q02	3Q02	4Q02	1Q03	2Q03	3Q03
RETAIL BANKING							
Net Banking Income	**2,291**	**2,398**	**2,381**	**2,396**	**2,368**	**2,382**	**2,439**
Operating Expenses and Dep.	-1,453	-1,543	-1,521	-1,519	-1,492	-1,489	-1,509
Gross Operating Income	**838**	**855**	**860**	**877**	**876**	**893**	**930**
Provisions	-159	-160	-177	-224	-168	-193	-189
Operating Income	**679**	**695**	**683**	**653**	**708**	**700**	**741**
Non Operating Items	-47	-82	-47	-43	-62	-57	-57
Pre-Tax Income	**632**	**613**	**636**	**610**	**646**	**643**	**684**
French Retail Banking (including 2/3 of Private Banking in France)							
Net Banking Income	**1,167**	**1,124**	**1,153**	**1,144**	**1,173**	**1,168**	**1,196**
Operating Expenses and Dep.	-788	-792	-804	-799	-806	-805	-827
Gross Operating Income	**379**	**332**	**349**	**345**	**367**	**363**	**369**
Provisions	-46	-53	-39	-60	-52	-57	-48
Operating Income	**333**	**279**	**310**	**285**	**315**	**306**	**321**
Non Operating Items	0	-4	-1	5	-3	-2	1
Pre-Tax Income	**333**	**275**	**309**	**290**	**312**	**304**	**322**
International Retail Banking and Financial Services*							
Net Banking Income	**1,124**	**1,274**	**1,228**	**1,252**	**1,195**	**1,214**	**1,243**
Operating Expenses and Dep.	-665	-751	-717	-720	-686	-684	-682
Gross Operating Income	**459**	**523**	**511**	**532**	**509**	**530**	**561**
Provisions	-113	-107	-138	-164	-116	-136	-141
Operating Income	**346**	**416**	**373**	**368**	**393**	**394**	**420**
Non Operating Items	-47	-78	-46	-48	-59	-55	-58
Pre-Tax Income	**299**	**338**	**327**	**320**	**334**	**339**	**362**

* Historical data excluding Cortal Consors

In millions of euros	1Q02	2Q02	3Q02	4Q02	1Q03	2Q03	3Q03
ASSET MANAGEMENT AND SERVICES							
Net Banking Income	**618**	**584**	**527**	**563**	**583**	**614**	**630**
Operating Expenses and Dep.	-374	-382	-372	-372	-419	-416	-416
Gross Operating Income	**244**	**202**	**155**	**191**	**164**	**198**	**214**
Provisions	5	-4	-6	-3	-3	0	-2
Operating Income	**249**	**198**	**149**	**188**	**161**	**198**	**212**
Non Operating Items	0	-15	51	-33	-23	-21	-7
Pre-Tax Income	**249**	**183**	**200**	**155**	**138**	**177**	**205**
Wealth and Asset Management*							
Net Banking Income	**293**	**289**	**248**	**243**	**270**	**275**	**293**
Operating Expenses and Dep.	-203	-204	-198	-190	-210	-211	-210
Gross Operating Income	**90**	**85**	**50**	**53**	**60**	**64**	**83**
Provisions	4	-8	-3	-6	-3	0	-3
Operating Income	**94**	**77**	**47**	**47**	**57**	**64**	**80**
Non Operating Items	-2	-8	-22	-25	-12	-12	-1
Pre-Tax Income	**92**	**69**	**25**	**22**	**45**	**52**	**79**
Insurance							
Net Banking Income	**184**	**152**	**143**	**195**	**164**	**180**	**188**
Operating Expenses and Dep.	-84	-85	-83	-90	-87	-86	-88
Gross Operating Income	**100**	**67**	**60**	**105**	**77**	**94**	**100**
Provisions	1	4	-2	2	0	0	1
Operating Income	**101**	**71**	**58**	**107**	**77**	**94**	**101**
Non Operating Items	5	2	3	5	-1	3	2
Pre-Tax Income	**106**	**73**	**61**	**112**	**76**	**97**	**103**
Securities Services							
Net Banking Income	**141**	**143**	**136**	**125**	**149**	**159**	**149**
Operating Expenses and Dep.	-87	-93	-91	-92	-122	-119	-118
Gross Operating Income	**54**	**50**	**45**	**33**	**27**	**40**	**31**
Provisions	0	0	-1	1	0	0	0
Operating Income	**54**	**50**	**44**	**34**	**27**	**40**	**31**
Non Operating Items	-3	-9	70	-13	-10	-12	-8
Pre-Tax Income	**51**	**41**	**114**	**21**	**17**	**28**	**23**

* Including Cortal Consors. Consors fully integrated since 1st January 2003

In millions of euros	1Q02	2Q02	3Q02	4Q02	1Q03	2Q03	3Q03
CORPORATE AND INVESTMENT BANKING							
Net Banking Income	**1,534**	**1,109**	**1,230**	**1,273**	**1,558**	**1,545**	**1,389**
including Trading revenues 1	*843*	*481*	*611*	*615*	*998*	*970*	*769*
Operating Expenses and Dep.	-887	-744	-803	-837	-898	-925	-810
Gross Operating Income	**647**	**365**	**427**	**436**	**660**	**620**	**579**
Provisions	-147	-134	-213	-221	-174	-142	-168
Operating Income	**500**	**231**	**214**	**215**	**486**	**478**	**411**
Non Operating Items	-2	21	-13	20	-3	-3	88
Pre-Tax Income	**498**	**252**	**201**	**235**	**483**	**475**	**499**
Advisory and Capital Markets							
Net Banking Income	**973**	**584**	**720**	**688**	**1,062**	**1,055**	**891**
Operating Expenses and Dep.	-622	-477	-547	-599	-661	-684	-568
Gross Operating Income	**351**	**107**	**173**	**89**	**401**	**371**	**323**
Provisions	-10	3	-1	18	8	0	1
Operating Income	**341**	**110**	**172**	**107**	**409**	**371**	**324**
Non Operating Items	-2	16	-2	-8	6	-3	105
Pre-Tax Income	**339**	**126**	**170**	**99**	**415**	**368**	**429**
Financing Businesses 2							
Net Banking Income	**561**	**525**	**510**	**585**	**496**	**490**	**498**
Operating Expenses and Dep.	-265	-267	-256	-238	-237	-241	-242
Gross Operating Income	**296**	**258**	**254**	**347**	**259**	**249**	**256**
Provisions	-137	-137	-212	-239	-182	-142	-169
Operating Income	**159**	**121**	**42**	**108**	**77**	**107**	**87**
Non Operating Items	0	5	-11	28	-9	0	-17
Pre-Tax Income	**159**	**126**	**31**	**136**	**68**	**107**	**70**

1 Including customer activity and related revenues

2 Following the re organisation of these business lines, "Commercial Banking" and "Specialised Financing" have been grouped together

In millions of euros	1Q02	2Q02	3Q02	4Q02	1Q03	2Q03	3Q03
BNP PARIBAS CAPITAL							
Net Banking Income	**-14**	**24**	**-6**	**-25**	**-27**	**26**	**-6**
Operating Expenses and Dep.	-12	-11	-9	-12	-8	-11	-10
Gross Operating Income	**-26**	**13**	**-15**	**-37**	**-35**	**15**	**-16**
Provisions	0	-2	-3	0	0	0	0
Operating Income	**-26**	**11**	**-18**	**-37**	**-35**	**15**	**-16**
Non Operating Items	121	381	33	146	327	65	135
Pre-Tax Income	**95**	**392**	**15**	**109**	**292**	**80**	**119**
OTHER ACTIVITIES							
Net Banking Income	**-8**	**14**	**-92**	**-4**	**31**	**84**	**-72**
Operating Expenses and Dep.	-28	-28	-23	-25	-40	-35	-42
Gross Operating Income	**-36**	**-14**	**-115**	**-29**	**-9**	**49**	**-114**
Provisions	1	-28	12	-7	6	17	9
Operating Income	**-35**	**-42**	**-103**	**-36**	**-3**	**66**	**-105**
Non Operating Items	69	129	-136	-108	-112	18	16
Pre-Tax Income	**34**	**87**	**-239**	**-144**	**-115**	**84**	**-89**
GROUP							
Net Banking Income	**4,421**	**4,129**	**4,040**	**4,203**	**4,513**	**4,651**	**4,380**
Operating Expenses and Dep.	-2,754	-2,708	-2,728	-2,765	-2,857	-2,876	-2,787
Gross Operating Income	**1,667**	**1,421**	**1,312**	**1,438**	**1,656**	**1,775**	**1,593**
Provisions	-300	-328	-387	-455	-339	-318	-350
Operating Income	**1,367**	**1,093**	**925**	**983**	**1,317**	**1,457**	**1,243**
Non Operating Items	141	434	-112	-18	127	2	175
Pre-Tax Income	**1,508**	**1,527**	**813**	**965**	**1,444**	**1,459**	**1,418**

CONTENT

Investor Relations & Financial Information

Philippe Aguignier	+33 (1) 40 14 63 58
Irène Chesnais	+33 (1) 42 98 46 45
Marc Grouvel	+33 (1) 42 98 23 40

Fax: +33 (1) 42 98 21 22

E-mail: investor.relations@bnpparibas.com

http://invest.bnpparibas.com

BNP PARIBAS

BNP PARIBAS

5 November 2003

RESULTS AS AT 30 SEPTEMBER 2003

BNP PARIBAS

Results as at 30 September 2003

Third quarter 2003

NBI up 8.4% /3Q02
GOI up 21.4% /3Q02
Operating Income up 34.4% /3Q02
Net Income Group Share: €970mn (+69.3% /3Q02)

First 9 Months 2003

NBI: €13,544mn (+7.6%)
GOI: €5,024mn (+14.2%)
Net Income Group Share: €2,834mn (+9.0%)

Return on Equity after tax: 14.1%

BNP PARIBAS

Presentation Overview

- Group Results
- Retail Banking
- Asset Management & Services
- Corporate & Investment Banking
- BNP Paribas Capital
- Conclusion

BNP PARIBAS

Presentation overview

- Group Results
- Retail Banking
- Asset Management & Services
- Corporate & Investment Banking
- BNP Paribas Capital
- Conclusion

BNP PARIBAS

3Q03: 21.4% Rise in GOI

In millions of euros	3Q03	3Q02	3Q03 / 3Q02	2Q03	3Q03 / 2Q03
Net Banking Income	4,380	4,040	+8.4%	4,651	-5.8%
Operating Expenses and Dep.	-2,787	-2,728	+2.2%	-2,876	-3.1%
Gross Operating Income	1,593	1,312	+21.4%	1,775	-10.3%
Provisions	-350	-387	-9.6%	-318	+10.1%
Operating Income	1,243	925	+34.4%	1,457	-14.7%
Cost / Income	63.6%	67.5%	-3.9 pt	61.8%	+1.8 pt

At constant scope and exchange rates	3Q03 / 3Q02
Net Banking Income	+10.3%
Operating Expenses and Dep.	+3.7%
Gross Operating Income	+24.0%
Operating Income	+34.1%

- **Additional €105mn general provision set aside in 3Q03 (following €145mn in 1H03), included in Provisions**
- **Operating Income: +34.4% /3Q02**

BNP PARIBAS

3Q03: Net Income Group Share Totalling 970 Million Euros

In millions of euros	3Q03	3Q02	3Q03 / 3Q02	2Q03	3Q03 / 2Q03
Operating Income	1,243	925	+34.4%	1,457	-14.7%
Associated Companies	23	11	n.s.	26	n.s.
Gains and Provisions on Investments	423	-7	n.s.	104	n.s.
Amortisation of Goodwill	-99	-98	n.s.	-99	n.s.
Non-Recurring Expense	-172	-18	n.s.	-29	n.s.
Non Operating Items	175	-112	n.s.	2	n.s.
Pre-Tax Income	1,418	813	+74.4%	1,459	-2.8%
Tax Expense	-330	-160	+106.3%	-520*	-36.5%
Minority Interests	-118	-80	+47.5%	-37*	+218.9%
Net Income Group Share	970	573	+69.3%	902	+7.5%

*€130mn reserve set aside for taxes in connection with Klépierre's adoption of a new tax status - Corresponding reduction in minority interests of €60mn

- **High level of capital gains and of one-time charges**
  - → **Substantial capital gains posted this quarter stemming from the listed equity investment portfolio as well as from BNP Paribas Capital and CIB**
  - → **One-time provisions for employee-related commitments**
    - €185mn in social security charges stemming from the new law on pensions, offset by a non-taxable reserve write-back for €119mn from the Reserve for General Banking Risks.
    - €70mn to put in place measures to facilitate employees' professional reorientation for 2004 and 2005

BNP PARIBAS

9M03: Strong Growth in Revenues and Income

In millions of euros	9M03	9M02	9M03 /9M02	At constant scope and exchange rates
Net Banking Income	13,544	12,590	+7.6%	+10.8%
Operating Expenses and Dep.	-8,520	-8,190	+4.0%	+6.1%
Gross Operating Income	5,024	4,400	+14.2%	+19.4%
Provisions	-1,007*	-1,015	-0.8%	+2.2%
Operating Income	4,017	3,385	+18.7%	+24.5%
Cost / Income	62.9%	65.1%	-2.2 pt	

* Includes a new €250mn general provision

- 7.6% rise in NBI compared to 9M02
- 14.2% increase in GOI compared to 9M02
- Cost/income ratio improved by 2.2 points

BNP PARIBAS

9M03: Strong Growth in Revenues and Income

In millions of euros	9M03	9M02	9M03 /9M02	At constant scope and exchange rates
Operating Income	4,017	3,385	+18.7%	+24.5%
Associated Companies	62	70	n.s.	
Gains and Provisions on Investments	767	744	n.s.	
Amortisation of Goodwill	-299	-264	n.s.	
Non-Recurring Expense	-226	-87	n.s.	
Non Operating Items	304	463	n.s.	
Pre-Tax Income	4,321	3,848	+12.3%	+18.5%
Tax Expense	-1,228*	-998	+23.0%	
Minority Interests	-259*	-251	+3.2%	
Net Income Group Share	2,834	2,599	+9.0%	+14.9%
Annualised ROE after Tax	14.1%	14.0%		

*€130mn reserve set aside for taxes in connection with Klépierre's adoption of a new tax status - Corresponding reduction in minority interests of €60mn

- Operating income up €632mn, or +18.7%, compared to 9M02
- Non-operating items down €159mn
- Net income group share up 9.0% compared to 9M02; 14.9% at constant scope and exchange rates
- 14.1% annualised ROE after tax

BNP PARIBAS

A Solid Balance Sheet

In billions of euros	30-Sept-03	30-Jun-03	31-Dec-02
Shareholders Equity, Group Share[a]	27.5	26.6	25.4
Total Capital ratio [a,b]	13.0%	12.8%	10.9%
Tier One ratio [a,b]	9.2%	8.9%	8.1%
Net Unrealised Capital Gains (1)	1.9	1.7	2.1
Doubtful Customers	14.65	14.80	15.25
Specific Provisions	9.75	9.90	10.05
Specific Provisions/ Doubtful Customers (2)	66%	67%	66%
Reserves for Country Risks	2.2	2.2	2.4
Reserve for General Banking Risks	0.9	1.0	1.0
In millions of euros	**3Q03**	**2Q03**	**4Q02**
Value at Risk 1 day 99% (end of period)	22	38	28
Average Quarterly Value at Risk (1day 99%)	54	27	32

(1) Cobepa goodwill deducted
(2)The calculation of the Coverage rate takes into account only Specific Provisions, excluding General Provisions, reserve for Country Risks and Reserve for General Banking Risk
a) estimated as at 30.September
b) based on estimated Risk Weighted Assets of E 281.6 bn as at 30 September

Ratings	
Moodys	Aa2
S&P	AA-
FitchRatings	AA

BNP PARIBAS

Presentation Overview

- Group Results
- **Retail Banking**
- Asset Management & Services
- Corporate & Investment Banking
- BNP Paribas Capital
- Conclusion

BNP PARIBAS

Retail Banking: 8.1% Growth in GOI over 3Q02

9M03	9M03 / 9M02	In millions of euros	3Q03	3Q03 / 3Q02	3Q03 / 2Q03
7,189	+1.7%	**Net Banking Income**	2,439	+2.4%	+2.4%
-4,490	-0.6%	Operating Expenses and Dep.	-1,509	-0.8%	+1.3%
2,699	+5.7%	**Gross Operating Income**	930	+8.1%	+4.1%
62.5%	-1.4 pt	Cost / Income	61.9%	-2.0 pt	-0.6 pt

9M03 / 9M02	At constant scope and exchange rates	3Q03 / 3Q02
+2.5%	**Net Banking Income**	+4.1%
+1.2%	Operating Expenses and Dep.	+1.3%
+4.9%	**Gross Operating Income**	+9.0%

- **Steady improvement in the cost/income ratio: -1.4 point / 9M02**



900
800
700
65%
60%
838
855
860
877
876
893
930
1Q02
2Q02
3Q02
4Q02
1Q03
2Q03
3Q03
GOI in €mn
Cost/income ratio

BNP PARIBAS

Retail Banking: 7.5% Growth in Pre-Tax Income over 3Q02

9M03	9M03 / 9M02	In millions of euros	3Q03	3Q03 / 3Q02	3Q03 / 2Q03
2,699	+5.7%	**Gross Operating Income**	930	+8.1%	+4.1%
-550	+10.9%	Provisions	-189	+6.8%	-2.1%
2,149	+4.5%	**Operating Income**	741	+8.5%	+5.9%
-221	+12.8%	Amortisation of Goodwill	-73	+7.4%	-1.4%
45	+125.0%	Other Non Operating Items	16	-23.8%	-5.9%
1,973	+4.9%	**Pre-Tax Income**	684	+7.5%	+6.4%
9.3	-3.9%	Allocated Equity (Ebn)			
28%	+2 pt	Pre-Tax ROE			

9M03 / 9M02	At constant scope and exchange rates	3Q03 / 3Q02
+4.3%	**Operating Income**	+9.8%
+5.8%	**Pre-Tax Income**	+10.2%

- **10.2% growth in pre-tax income compared to 3Q02, at constant scope and exchange rates**

BNP PARIBAS

Presentation Overview

- Retail Banking
  - **French Retail Banking**
  - International Retail Banking and Financial Services

BNP PARIBAS

FRB: GOI up 8.4% /3Q02

9M03	9M03 / 9M02	In millions of euros	3Q03	3Q03 / 3Q02	3Q03 / 2Q03
3,647	**+2.5%**	**Net Banking Income**	**1,235**	**+4.0%**	**+2.6%**
1,524	*+0.6%*	*Incl. Commissions*	*519*	*+6.1%*	*+4.8%*
2,123	*+4.0%*	*Incl. Interest Margin*	*716*	*+2.6%*	*+1.0%*
-2,504	+2.2%	Operating Expenses and Dep.	-849	+2.2%	+2.5%
1,143	**+3.3%**	**Gross Operating Income**	**386**	**+8.4%**	**+2.7%**
-157	+13.8%	Provisions	-48	+23.1%	-15.8%
986	**+1.8%**	**Operating Income**	**338**	**+6.6%**	**+6.0%**
-4	n.s.	Non Operating Items	1	n.s.	n.s.
982	**+1.9%**	**Pre-Tax Income**	**339**	**+7.3%**	**+6.6%**
-44	n.s.	Income Attributable to AMS	-17	x2,4	+21.4%
938	**+2.3%**	**Pre-Tax Income of French Retail Bkg**	**322**	**+4.2%**	**+5.9%**
68.7%	-0.2 pt	Cost / Income	68.7%	-1.3 pt	-0.1 pt
4.4	-7.9%	Allocated Equity (Ebn)			
28%	+3 pt	Pre-Tax ROE			

Including 100% of the French Private Banking, from NBI to Pre-Tax Income lines

- **NBI: +4.0%/3Q02, of which fees:+6.1%/3Q02**
- **Continued control of operating expenses and depreciation: +2.2%/3Q02**
- **Cost of risk : 29 bp on average risk weighted assets in the first 9 months of 2003 (25 bp for whole of 2002)**

BNP PARIBAS

FRB*: Fees



In millions of euros
489
519
+6.1%
73.6
77.2
+4.9%
262.6
285.0
+8.5%
153.1
157.3
+2.7%
3Q02
3Q03
Payment instruments
Other banking transactions
Savings and stock markets

- Savings and stock market fees on the rise
- Growth in fees from other banking transactions, stemming from sustained business with individual customers

* 100% of the French Private Banking

BNP PARIBAS

FRB: 3Q03 Business

In billions of euros	Outsandings 3Q03	% change 1 year 3Q03/3Q02	% change 1 quarter 3Q03/2Q03
LENDINGS (1)			
Total Loans	70.8	-1.6%	-0.4%
Individual Customers	32.5	+9.9%	+3.9%
Incl. Mortgages	26.3	+11.7%	+4.4%
Incl. Consumer Lending	6.3	+2.6%	+1.9%
Corporates	34.9	-10.1%	-4.1%
DEPOSITS and SAVINGS (1)			
Cheque and Current Accounts	29.2	+4.6%	+3.7%
Savings Accounts	33.3	+18.4%	+2.4%
Market Rate Deposits	7.1	-32.8%	-9.9%
FUNDS UNDER MANAGEMENT (2)			
Life Insurance	34.7	+8.2%	+1.1%
Mutual Funds (3)	56.8	+10.5%	+0.4%

(1) Average cash Outstandings (2) Outstandings at the end of the period
(3) These statistics do not include mutual funds assets located in Luxembourg (PARVEST)

- Gross interest margin: 3.71%* (3.67%* in 2Q03, +25 bp year-on-year)
  → impact of the cut in regulated interest rates effective as of 1/8/03

One year sliding average

BNP PARIBAS

FRB: 3Q03 Business

- Individual Customers
  - → Good growth in the number of savings, cheque and current accounts
  - → Growth in new loans still buoyant
    - □new mortgages: +70%/3Q02 and +36%/2Q03
    - □consumer lending: continued good performance in new amortising consumer credit (+28%/3Q02)

- Corporate Customers
  - → Rolling out the Business Centre Organisation
    - □2/3 FRB corporate customers to be covered by the end of 2003
  - → Stepped up cross-selling with CIB
    - □financial deals (structured finance, high yield bond issues, LBO) with mid-cap customers
    - □forex options and fixed income hedging products (regional dealing rooms)

BNP PARIBAS

FRB: Individual Customers
Acquisition of new Clients: +13.2% / 9M02

Net Growth in the Number of Cheque and Current Accounts


+43,000
+64,000
+72,700
+97,000*
+104,000
+89,200
+101,000
1998
1999
2000
2001
2002
9M02
9M03

* to which are added 30,000 new customers from the Treasury network

BNP PARIBAS

Presentation Overview

- Retail Banking
  - French Retail Banking
  - **International Retail Banking and Financial Services**

BNP PARIBAS

IRFS: 9.8% Growth in GOI / 3Q02 Despite the Drop in the Dollar's Value

9M03	9M03 / 9M02	In millions of euros	3Q03	3Q03 / 3Q02	3Q03 / 2Q03
3,652	**+0.7%**	**Net Banking Income**	**1,243**	**+1.2%**	**+2.4%**
-2,052	-3.8%	Operating Expenses and Dep.	-682	-4.9%	-0.3%
1,600	**+7.2%**	**Gross Operating Income**	**561**	**+9.8%**	**+5.8%**
-393	+9.8%	Provisions	-141	+2.2%	+3.7%
1,207	**+6.3%**	**Operating Income**	**420**	**+12.6%**	**+6.6%**
-221	+12.8%	Amortisation of Goodwill	-73	+7.4%	-1.4%
49	n.s.	Other Non Operating Items	15	-31.8%	-21.1%
1,035	**+7.4%**	**Pre-Tax Income**	**362**	**+10.7%**	**+6.8%**
56.2%	-2.6 pt	Cost / Income	54.9%	-3.5 pt	-1.4 pt
4.8	0.1%	Allocated Equity (Ebn)			
29%	+2 pt	Pre-Tax ROE			

9M03 / 9M02	At constant scope and exchange rates	3Q03 / 3Q02
+3.4%	**Net Banking Income**	**+5.4%**
+0.7%	Operating Expenses and Dep.	+0.2%
+7.2%	**Gross Operating Income**	**+12.7%**
+5.6%	Provisions	+1.2%
+7.7%	**Operating Income**	**+16.9%**
+11.2%	**Pre-Tax Income**	**+18.4%**

- **Changes compared to 3Q02 at constant scope and exchange rates**
  - → **NBI:+5.4%**
  - → **Operating Exp. and Deprec.: +0.2%**
- **Continued improvement in the cost/income ratio**

Reminder : The IRFS core business combines:
BancWest, emerging and overseas markets (former IRB core business)
Cetelem, BNP Paribas Lease Group, UCB and Arval PHH (former RFS core business, except for Cortal Consors)

IRFS: Highlights (1/2)

BNP PARIBAS

- Bancwest
  - → GOI: +9.5% / 3Q02 at constant scope and exchange rates
    - sustained consumer lending business (outstandings: +23.2%)
    - decline in the interest margin, a result of falling interest rates (4.26% compared to 4.39% in 2Q03 and 4.52% in 3Q02)
    - merger-related cost synergies achieved
  - → Risks continue to remain under control
    - NP Assets ratio: 0.71% compared to 0.75% as at 30/06/03 and 1.01% in 2002
  - → Operating income: +12.5% / 3Q02 at constant scope and exchange rates
- Emerging Markets and Overseas Territories
  - → Business conditions still difficult in Africa but cost of risk limited
  - → Commercial Bank of Namibia sold

IRFS: Highlights (2/2)

BNP PARIBAS

- Cetelem
  - → Facet: positive effect of marketing synergies
    - +26% in production / 2Q03
    - cross-selling: new accident insurance product introduced
  - → Continued strong growth outside France
    - outstandings: +19.5% / 3Q02
    - very good performance in Italy, Spain and the UK
- UCB
  - → Outstandings up 10.4% / 3Q02
  - → New accounts opened in FRB: 7,500 accounts, or +29% / 9M02
- BNP Paribas Lease Group
  - → In France: production: -5% / 9M02 due to the economic situation
  - → Outside France: production: +7% / 9M02
- Arval PHH
  - managed fleet: +12.9% /9M02 in continental Europe (+19.3% outside France), but 23.4% decline in UK (impact of 3 contracts with low-margin leasing companies being discontinued)

BNP PARIBAS

Presentation Overview

BNP PARIBAS

AMS: Sharp Rise in GOI / 3Q02

9M03	9M03 / 9M02	In millions of euros	3Q03	3Q03 / 3Q02	3Q03 / 2Q03
1,827	**+5.7%**	**Net Banking Income**	**630**	**+19.5%**	**+2.6%**
-1,251	+10.9%	Operating Expenses and Dep.	-416	+11.8%	-0,0%
576	**-4.2%**	**Gross Operating Income**	**214**	**+38.1%**	**+8.1%**
-5	n.s.	Provisions	-2	n.s.	n.s.
571	**-4.2%**	**Operating Income**	**212**	**+42.3%**	**+7.1%**
-53	n.s.	Amortisation of Goodwill	-17	+13.3%	-5.6%
2	n.s.	Other Non Operating Items	10	n.s.	n.s.
520	**-17.7%**	**Pre-Tax Income**	**205**	**+2.5%**	**+15.8%**
68.5%	+3.3 pt	Cost / Income	66.0%	-4.6 pt	-1.8 pt

9M03 / 9M02	At constant scope and exchange rates	3Q03 / 3Q02
-2.8%	**Net Banking Income**	**+8.6%**
-1.4%	Operating Expenses and Dep.	-1.3%
-5.5%	**Gross Operating Income**	**+31.9%**

- NBI up 8.6% compared to 3Q02 at constant scope and exchange rates
- 1.3% decline in operating expenses and depreciation compared to 3Q02 at constant scope and exchange rates
- Pre-tax income:+2.5% compared to 3Q02 (3Q02 income included €77mn in capital gains generated from the sale of Clearstream)

Reminder: Henceforth, AMS includes Cortal Consors' results. The historical data has been restated.

AMS: Upturn in Growth of Revenues and Income

- **Net Banking Income**



618
584
527
563
583
614
630
In millions of euros
1Q02
2Q02
3Q02
4Q02
1Q03
2Q03
3Q03

- **Gross Operating Income**



244
202
155
191
164
198
214
In millions of euros
1Q02
2Q02
3Q02
4Q02
1Q03
2Q03
3Q03

AMS: +€3.6bn in Net New Money for 3Q03



Assets under Management
268
94
174
+3.6
Net new money
+1.2
Performance and change
+0.3
Scope and others
273
95
178
30.06.03
30.09.03
In billions of euros
Total private banking assets
Total other net assets [1]
[1] Asset Management + Cortal Consors + Insurance net of double accounting

- **Annualised net new money effect for the first 9M03: +4.9%**

BNP PARIBAS

Wealth and Asset Management: 3Q03

In millions of euros	3Q03	/3Q02	At constant scope and exchange rates /3Q02
Net Banking Income	293	+18.1%	+5.4%
Operating Expenses & Dep.	-210	+6.1%	-5.4%
Gross Operating Income	83	+66.0%	+46.2%

- Upswing in business consistent with rising equity markets
- Continued effect of the cost-cutting measures
- Wealth and Asset Management includes:
  - Asset Management
    - → FitchRatings' *Asset Manager* rating for BNP PAM raised to AA+
    - → *BNP Ethéis* ranked top French socially responsible equity fund (Source Europerformance - August 2003)
  - Private Banking
    - → Good business in structured products
    - → Successful *Parvest Opportunities* marketing drive
  - Cortal Consors
    - → 19% rise in the volume of transactions in Germany 3Q03/2Q03
    - → Reorganisation completed in Germany
    - → The European brand Cortal Consors launched

BNP PARIBAS

Insurance and Securities Services: 3Q03

- Insurance
  - → Results continued to progress
    - NBI: +4.4% compared to 2Q03
    - Operating exp. and depreciation: +2.3% compared to 2Q03
  - → Fast-growing business outside France
    - US: purchased an entity that has insurance licenses
    - South Korea: launched savings products throughout the Shinhan network
    - Russia: made a deal with the Russian Standard Bank Group
    - Hungary: started up business

- Securities Services
  - → Netting effect in Germany and pressure on margins
    - NBI: -6.3% / 2Q03
  - → Operating exp. and depreciation: -0.8% compared to 2Q03
  - → Expanding Sales and Marketing throughout Europe
    - Launched a global securities custody business in the UK

BNP PARIBAS

Presentation Overview

BNP PARIBAS

CIB: NBI up 12.9%/3Q02

9M03	9M03 / 9M02	In millions of euros	3Q03	3Q03 / 3Q02	3Q03 / 2Q03
4,492	**+16.0%**	**Net Banking Income**	**1,389**	**+12.9%**	**-10.1%**
2,737	*+41.4%*	*Incl. Trading Revenues**	*769*	*+25.9%*	*-20.7%*
-2,633	+8.2%	Operating Expenses and Dep.	-810	+0.9%	-12.4%
1,859	**+29.2%**	**Gross Operating Income**	**579**	**+35.6%**	**-6.6%**
-484	-2.0%	Provisions	-168	-21.1%	+18.3%
1,375	**+45.5%**	**Operating Income**	**411**	**+92.1%**	**-14.0%**
82	n.s.	Non Operating Items	88	n.s.	n.s.
1,457	**+53.2%**	**Pre-Tax Income**	**499**	**+148.3%**	**+5.1%**
58.6%	-4.2 pt	Cost / Income	58.3%	-7.0 pt	-1.6 pt
7.0	-12.6%	Allocated Equity (Ebn)			
28%	+12 pt	Pre-Tax ROE			

*Including customer activity and related revenues

- Cost/income ratio at 58.6% and 28% pre-tax ROE for first 9 months
- Cost of Risk stable in first 9 months after setting aside a €235mn general provision
- Non-operating items: one-off capital gains in 3Q03 stemming from the disposal of a corporate bond portfolio

BNP PARIBAS

CIB: Position as Leader Confirmed

	9M03	2002*
FIXED-INCOME *(worldwide)*		
All Invest.-grade bonds in euros (bookrun.)	# 3	# 5
All Corporate bonds in euros (bookrun.)	# 2	# 3
All bonds in euros, bookrunners	# 3	# 9
All Euromarket issues, bookrunners	# 5	# 10
STRUCTURED FINANCING		
Top bookrunner of Synd. Credits worldwide (volume)	# 8	# 8
Top bookrunner of Synd. Credits EMEA (volume)	# 6	# 5
European Leveraged loans, bookrunners	# 2	#8
CORPORATE FINANCE		
International EMEA Convertible issues	# 7	# 6
M&A Europe, completed deals (by amount)	# 15	# 12

*Year 2002

Source: IFR - Thomson Financial

BNP PARIBAS

Financing Businesses

9M03	9M03 / 9M02	In millions of euros	3Q03	3Q03 / 3Q02	3Q03 / 2Q03
1,484	**-7.0%**	**Net Banking Income**	**498**	**-2.4%**	**+1.6%**
-720	-8.6%	Operating Expenses and Dep.	-242	-5.5%	+0.4%
764	**-5.4%**	**Gross Operating Income**	**256**	**+0.8%**	**+2.8%**
-493	+1.4%	Provisions	-169	-20.3%	+19.0%
271	**-15.8%**	**Operating Income**	**87**	**+107.1%**	**-18.7%**
-26	n.s.	Non Operating Items	-17	+54.5%	n.s.
245	**-22.5%**	**Pre-Tax Income**	**70**	**+125.8%**	**-34.6%**
48.5%	-0.9 pt	Cost / Income	48.6%	-1.6 pt	-0.6 pt
4.3	-4.7%	Allocated Equity (Ebn)			

- **Revenues held up in 3Q03 despite the negative impact of the dollar and weak demand for credit in Europe**
- **Continued expansion of cross-selling with Capital Markets business lines**
- **Additional €105mn general provision set aside in 3Q03**

BNP PARIBAS

Advisory and Capital Markets

9M03	9M03 / 9M02	In millions of euros	3Q03	3Q03 / 3Q02	3Q03 / 2Q03
3,008	**+32.1%**	**Net Banking Income**	**891**	**+23.8%**	**-15.5%**
-1,913	+16.2%	Operating Expenses and Dep.	-568	+3.8%	-17.0%
1,095	**+73.5%**	**Gross Operating Income**	**323**	**+86.7%**	**-12.9%**
9	n.s.	Provisions	1	n.s.	n.s.
1,104	**+77.2%**	**Operating Income**	**324**	**+88.4%**	**-12.7%**
108	n.s.	Non Operating Items	105	n.s.	n.s.
1,212	**+90.9%**	**Pre-Tax Income**	**429**	**+152.4%**	**+16.6%**
63.6%	-8.7 pt	Cost / Income	63.7%	-12.3 pt	-1.1 pt
2.6	-23.0%	Allocated Equity (Ebn)			

- **Traditional 3rd quarter seasonal effect on business and results**
- **Fixed income: business and revenues held up well given the rise in rates in 3Q03**
- **Equity derivatives: good momentum in business and results**

BNP PARIBAS

Presentation overview

BNP Paribas Capital

9M03	9M02	in millions of euros	3Q03	3Q02	2Q03
534	554	**Net Capital Gains**	137	37	67
-14	-20	Other Net Income	-8	-13	24
-29	-32	Operating Expenses and Dep.	-10	-9	-11
491	502	**Pre-Tax Income**	119	15	80

- **The portfolio value held up well**
  - → **Estimated value of the portfolio: €3.8bn** (€3.8bn as of 30.06.03)
  - → **Slight rise in net unrealised capital gains* : €1.1bn** (€1.0bn as of 30.06.03)
- **Realised capital gains especially from disposals of holdings by PAI LBO Fund**

*net of Cobepa's goodwill (€0.1bn)

Presentation overview

BNP PARIBAS

3Q03 Results

BNP Paribas: a strong and fast-growing platform

- French Retail Banking (FRB) enjoys sound growth in revenues and results
- International Retail and Financial Services(IRFS) shows a strong performance
- AMS: results continue to rebound
- CIB: performance and positioning as market leader confirmed

Net Income Group Share of €970mn in 3Q03

BNP PARIBAS

Notes

BNP PARIBAS

French Retail Banking *

In millions of euros	3Q03	3Q02	3Q03 / 3Q02	2Q03	3Q03 / 2Q03	9M03	9M02	9M03 / 9M02
Net Banking Income	**1,235**	**1,187**	+4.0%	**1,204**	+2.6%	**3,647**	**3,557**	+2.5%
Incl. Commissions	*519*	*489*	*+6.1%*	*495*	*+4.8%*	*1,524*	*1,515*	*+0.6%*
Incl. Interest Margin	*716*	*698*	*+2.6%*	*709*	*+1.0%*	*2,123*	*2,042*	*+4.0%*
Operating Expenses and Dep.	-849	-831	+2.2%	-828	+2.5%	-2,504	-2,450	+2.2%
Gross Operating Income	**386**	**356**	**+8.4%**	**376**	**+2.7%**	**1,143**	**1,107**	**+3.3%**
Provisions	-48	-39	+23.1%	-57	-15.8%	-157	-138	+13.8%
Operating Income	**338**	**317**	**+6.6%**	**319**	**+6.0%**	**986**	**969**	**+1.8%**
Non Operating Items	1	-1	n.s.	-1	n.s.	-4	-5	n.s.
Pre-Tax Income	**339**	**316**	**+7.3%**	**318**	**+6.6%**	**982**	**964**	**+1.9%**
Income Attributable to AMS	-17	-7	*x2,4*	-14	+21.4%	-44	-47	*n.s.*
Pre-Tax Income of French Retail	**322**	**309**	**+4.2%**	**304**	**+5.9%**	**938**	**917**	**+2.3%**
Cost / Income	68.7%	70.0%	-1.3 pt	68.8%	-0.1 pt	68.7%	68.9%	-0.2 pt
Allocated Equity (Ebn)						4.4	4.8	-7.9%
Pre-Tax ROE						28%	25%	

* 100% of the French private banking from NBI to Pre-Tax Income lines

Results as at 30.09.2003

FRB
GROUP RETAIL AMS CIB

BNP PARIBAS

International Retail Banking and Financial Services

In millions of euros	3Q03	3Q02	3Q03 / 3Q02	2Q03	3Q03 / 2Q03	9M03	9M02	9M03 / 9M02
Net Banking Income	**1,243**	**1,228**	**+1.2%**	**1,214**	**+2.4%**	**3,652**	**3,626**	**+0.7%**
Operating Expenses and Dep.	-682	-717	-4.9%	-684	-0.3%	-2,052	-2,133	-3.8%
Gross Operating Income	**561**	**511**	**+9.8%**	**530**	**+5.8%**	**1,600**	**1,493**	**+7.2%**
Provisions	-141	-138	+2.2%	-136	+3.7%	-393	-358	+9.8%
Operating Income	**420**	**373**	**+12.6%**	**394**	**+6.6%**	**1,207**	**1,135**	**+6.3%**
Amortisation of Goodwill	-73	-68	+7.4%	-74	-1.4%	-221	-196	+12.8%
Other Non Operating Items	15	22	-31.8%	19	-21.1%	49	25	n.s.
Pre-Tax Income	**362**	**327**	**+10.7%**	**339**	**+6.8%**	**1,035**	**964**	**+7.4%**
Cost / Income	54.9%	58.4%	-3.5 pt	56.3%	-1.4 pt	56.2%	58.8%	-2.6 pt
Allocated Equity (Ebn)						4.8	4.8	+0.1%
Pre-Tax ROE						29%	27%	

At constant scope and exchange rates	3Q03 / 3Q02	9M03 / 9M02
Net Banking Income	**+5.4%**	**+3.4%**
Operating Expenses and Dep.	+0.2%	+0.7%
Gross Operating Income	**+12.7%**	**+7.2%**
Provisions	+1.2%	+5.6%
Operating Income	**+16.9%**	**+7.7%**
Pre-Tax Income	**+18.4%**	**+11.2%**

Results as at 30.09.2003

IRFS
GROUP RETAIL AMS CIB

BNP PARIBAS

Financial Services

In millions of euros	3Q03	3Q02	3Q03 / 3Q02	2Q03	3Q03 / 2Q03	9M03	9M02	9M03 / 9M02
Net Banking Income	**689**	**614**	**+12.2%**	**680**	**+1.3%**	**2,013**	**1,850**	**+8.8%**
Operating Expenses and Dep.	-386	-379	+1.8%	-385	+0.3%	-1,146	-1,135	+1.0%
Gross Operating Income	**303**	**235**	**+28.9%**	**295**	**+2.7%**	**867**	**715**	**+21.3%**
Provisions	-114	-92	+23.9%	-107	+6.5%	-312	-252	+23.8%
Operating Income	**189**	**143**	**+32.2%**	**188**	**+0.5%**	**555**	**463**	**+19.9%**
Amortisation of Goodwill	-36	-24	+50.0%	-36	+0.0%	-106	-72	+47.2%
Other Non Operating Items	11	30	-63.3%	20	-45.0%	48	59	-18.6%
Pre-Tax Income	**164**	**149**	**+10.1%**	**172**	**-4.7%**	**497**	**450**	**+10.4%**
Cost / Income	56.0%	61.7%	-5.7 pt	56.6%	-0.6 pt	56.9%	61.4%	-4.5 pt
Allocated Equity (Ebn)						2.9	2.8	+3.6%
Pre-Tax ROE						23%	22%	

Historical data excluding Cortal Consors

At constant scope and exchange rates	3Q03 / 3Q02	9M03 / 9M02
Net Banking Income	**+9.3%**	**+7.3%**
Operating Expenses and Dep.	+1.9%	+3.1%
Gross Operating Income	**+21.1%**	**+14.0%**
Provisions	+16.4%	+16.1%
Operating Income	**+24.1%**	**+12.8%**
Pre-Tax Income	**+19.6%**	**+15.0%**

BNP PARIBAS

International Retail Banking

In millions of euros	3Q03	3Q02	3Q03 / 3Q02	2Q03	3Q03 / 2Q03	9M03	9M02	9M03 / 9M02
Net Banking Income	**554**	**614**	**-9.8%**	**534**	**+3.7%**	**1,639**	**1,776**	**-7.7%**
Operating Expenses and Dep.	-296	-338	-12.4%	-299	-1.0%	-906	-998	-9.2%
Gross Operating Income	**258**	**276**	**-6.5%**	**235**	**+9.8%**	**733**	**778**	**-5.8%**
Provisions	-27	-46	-41.3%	-29	-6.9%	-81	-106	-23.6%
Operating Income	**231**	**230**	**+0.4%**	**206**	**+12.1%**	**652**	**672**	**-3.0%**
Amortisation of Goodwill	-37	-44	-15.9%	-38	-2.6%	-115	-124	-7.3%
Other Non Operating Items	4	-8	n.s.	-1	n.s.	1	-34	n.s.
Pre-Tax Income	**198**	**178**	**+11.2%**	**167**	**+18.6%**	**538**	**514**	**+4.7%**
Cost / Income	53.4%	55.0%	-1.6 pt	56.0%	-2.6 pt	55.3%	56.2%	-0.9 pt
Allocated Equity (Ebn)						2.0	2.1	-4.6%
Pre-Tax ROE						36%	33%	

At constant scope and exchange rates	3Q03 / 3Q02	9M03 / 9M02
Net Banking Income	**+1.1%**	**-0.9%**
Operating Expenses and Dep.	-1.8%	-2.1%
Gross Operating Income	**+4.7%**	**+0.6%**
Provisions	-32.8%	-20.2%
Operating Income	**+12.1%**	**+4.0%**
Pre-Tax Income	**+17.3%**	**+7.8%**

BNP PARIBAS

FS - Managed Outstandings

In billions of euros

	Sept-03	Sept-02	%change 1 year /Sept-02	June-03	%change 1 quarter /June-03
Cetelem MT + ST	**28.3**	**25.9**	**+9.5%**	**27.9**	**+1.6%**
France 1,2	17.9	17.2	+4.3%	17.9	+0.1%
Outside France 2,3	10.4	8.7	+19.5%	10.0	+4.3%
BNP Paribas Lease Group MT	**15.6**	**16.9**	**-7.3%**	**15.6**	**+0.1%**
France 1	12.4	14.0	-11.4%	12.5	-0.8%
Europe (outside France) 2	3.3	2.9	+12.7%	3.1	+3.8%
UCB Individuals	**15.3**	**13.9**	**+10.4%**	**15.0**	**+2.3%**
France Individuals	9.1	8.8	+2.8%	8.9	+1.2%
Europe (outside France)	6.3	5.1	+23.7%	6.0	+3.9%
Long Term Leasing with Services	**4.5**	**4.5**	**-1.1%**	**4.3**	**+3.2%**
France	1.5	1.6	-7.7%	1.4	+4.0%
Europe (outside France)	3.0	2.9	+2.5%	2.9	+2.7%
ARVAL - PHH					
Total Managed Vehicles (in thousands)	**602**	**647**	**-6.9%**	**607**	**-0.8%**
France	180	167	+8.0%	177	+1.9%
Continental Europe (excl. France)	152	127	+19.3%	145	+4.1%
United Kingdom 3	271	353	-23.4%	285	-5.0%

1 Transfer of Crédit Universel Outstandings (€1.2bn) from BNP Paribas Lease Group to Cetelem in 4Q02
2 Impact of CNH in 4Q02 : +€ 0.3bn
3 Termination of three low margin contracts with car rental companies

BNP PARIBAS

BancWest Corporation

$bn	*30 Sept. 03*	*%change/30 Sept.02*
Total Assets	*37.4*	*+9.3%*
Total Deposits	*25.9*	*+6.4%*
Total Loans and leases	*25.3*	*+5.0%*


Non Performing assets/
loans and foreclosed properties
1,5%
1,0%
0,5%
0,0%
1,01%
0,86%
0,78%
1,01%
1,06%
1,04%
1,12%
1,01%
0,97%
0,75%
0,71%
'99
'00
'01
'02
1Q 02
2Q 02
3Q 02
4Q 02
1Q 03
2Q 03
3Q 03

Including UCB as of 15 March 2002

BNP PARIBAS

Asset Management and Services

In millions of euros	3Q03	3Q02	3Q03 / 3Q02	2Q03	3Q03 / 2Q03	9M03	9M02	9M03 / 9M02
Net Banking Income	**630**	**527**	**+19.5%**	**614**	**+2.6%**	**1,827**	**1,729**	**+5.7%**
Operating Expenses and Dep.	-416	-372	+11.8%	-416	-0.0%	-1,251	-1,128	+10.9%
Gross Operating Income	**214**	**155**	**+38.1%**	**198**	**+8.1%**	**576**	**601**	**-4.2%**
Provisions	-2	-6	n.s.	0	n.s.	-5	-5	n.s.
Operating Income	**212**	**149**	**+42.3%**	**198**	**+7.1%**	**571**	**596**	**-4.2%**
Amortisation of Goodwill	-17	-15	+13.3%	-18	-5.6%	-53	-25	n.s.
Other Non Operating Items	10	66	n.s.	-3	n.s.	2	61	n.s.
Pre-Tax Income	**205**	**200**	**+2.5%**	**177**	**+15.8%**	**520**	**632**	**-17.7%**
Cost / Income	66.0%	70.6%	-4.6 pt	67.8%	-1.8 pt	68.5%	65.2%	+3.3 pt
Allocated Equity (Ebn)						3.0	2.9	+1.9%

Transfer of Cortal Consors (historical data restated)
Full integration of Consors and Cogent as of 1st January 2003

At constant scope and exchange rates	3Q03 / 3Q02	9M03 / 9M02
Net Banking Income	**+8.6%**	**-2.8%**
Operating Expenses and Dep.	-1.3%	-1.4%
Gross Operating Income	**+31.9%**	**-5.5%**

BNP PARIBAS

Wealth and Asset Management

In millions of euros	3Q03	3Q02	3Q03 / 3Q02	2Q03	3Q03 / 2Q03	9M03	9M02	9M03 / 9M02
Net Banking Income	**293**	**248**	**+18.1%**	**275**	**+6.5%**	**838**	**830**	**+1.0%**
Operating Expenses and Dep.	-210	-198	+6.1%	-211	-0.5%	-631	-605	+4.3%
Gross Operating Income	**83**	**50**	**+66.0%**	**64**	**+29.7%**	**207**	**225**	**-8.0%**
Provisions	-3	-3	n.s.	0	n.s.	-6	-7	-14.3%
Operating Income	**80**	**47**	**+70.2%**	**64**	**+25.0%**	**201**	**218**	**-7.8%**
Amortisation of Goodwill	-9	-9	+0.0%	-8	+12.5%	-26	-13	+100.0%
Other Non Operating Items	8	-13	n.s.	-4	n.s.	1	-19	n.s.
Pre-Tax Income	**79**	**25**	**+216.0%**	**52**	**+51.9%**	**176**	**186**	**-5.4%**
Cost / Income	71.7%	79.8%	-8.1 pt	76.7%	-5.0 pt	75.3%	72.9%	+2.4 pt
Allocated Equity (Ebn)						0.9	0.9	-1.7%

Wealth and Asset Management = Private Banking + Asset Management + Cortal Consors
Transfer of Cortal Consors (historical data restated)
Full integration of Consors as of 1st January 2003

BNP PARIBAS

Insurance

In millions of euros	3Q03	3Q02	3Q03 / 3Q02	2Q03	3Q03 / 2Q03	9M03	9M02	9M03 / 9M02
Net Banking Income	**188**	**143**	**+31.5%**	**180**	**+4.4%**	**532**	**479**	**+11.1%**
Operating Expenses and Dep.	-88	-83	+6.0%	-86	+2.3%	-261	-252	+3.6%
Gross Operating Income	**100**	**60**	**+66.7%**	**94**	**+6.4%**	**271**	**227**	**+19.4%**
Provisions	1	-2	n.s.	0	n.s.	1	3	-66.7%
Operating Income	**101**	**58**	**+74.1%**	**94**	**+7.4%**	**272**	**230**	**+18.3%**
Non Operating Items	2	3	-33.3%	3	-33.3%	4	10	-60.0%
Pre-Tax Income	**103**	**61**	**+68.9%**	**97**	**+6.2%**	**276**	**240**	**+15.0%**
Cost / Income	46.8%	58.0%	-11.2 pt	47.8%	-1.0 pt	49.1%	52.6%	-3.5 pt
Allocated Equity (Ebn)						1.8	1.6	+10.0%

BNP PARIBAS

Securities Services

In millions of euros	3Q03	3Q02	3Q03 / 3Q02	2Q03	3Q03 / 2Q03	9M03	9M02	9M03 / 9M02
Net Banking Income	**149**	**136**	**+9.6%**	**159**	**-6.3%**	**457**	**420**	**+8.8%**
Operating Expenses and Dep.	-118	-91	+29.7%	-119	-0.8%	-359	-271	+32.5%
Gross Operating Income	**31**	**45**	**-31.1%**	**40**	**-22.5%**	**98**	**149**	**-34.2%**
Provisions	0	-1	n.s.	0	n.s.	0	-1	n.s.
Operating Income	**31**	**44**	**-29.5%**	**40**	**-22.5%**	**98**	**148**	**-33.8%**
Amortisation of Goodwill	-5	-3	+66.7%	-7	-28.6%	-18	-5	+260.0%
Other Non Operating Items	-3	73	n.s.	-5	-40.0%	-12	63	n.s.
Pre-Tax Income	**23**	**114**	**-79.8%**	**28**	**-17.9%**	**68**	**206**	**-67.0%**
Cost / Income	79.2%	66.9%	+12.3 pt	74.8%	+4.4 pt	78.6%	64.5%	+14.1 pt
Allocated Equity (Ebn)						0.3	0.4	-21.3%

Full integration of Cogent as of 1st January 2003

BNP PARIBAS

Asset Management Business - Breakdown of AUM

Asset Management


30.09.02
Monetary
31%
Bonds
31%
Guaranted
& Structured
9%
Equity
18%
Diversified
11%
30.09.03
Monetary
31%
Bonds
35%
Equity
14%
Guaranted
& Structured
11%
Diversified
9%

BNP PARIBAS

Securities Services - Assets in Custody and Number of Transactions


Assets under custody (end of period)
2 500
2 000
1 500
1 000
500
0
1 402
1 990
1 811
1 752
1 898
1 935
2000
2001
2002
1Q03
2Q03
3Q03
In billions of euros


Number of transactions
5,1
5,2
5,6
6,5
6,1
6,3
6,7
6,6
6,9
5,9
5,2
1Q01 2Q01 3Q01 4Q01 1Q02 2Q02 3Q02 4Q02 1Q03 2Q03 3Q03
In millions of transactions

- *Fall in the number of transactions (netting in Germany since May 2003)*

BNP PARIBAS

Corporate & Investment Banking

In millions of euros	3Q03	3Q02	3Q03 / 3Q02	2Q03	3Q03 / 2Q03	9M03	9M02	9M03 / 9M02
Net Banking Income	**1,389**	**1,230**	**+12.9%**	**1,545**	**-10.1%**	**4,492**	**3,873**	**+16.0%**
*Incl. Trading Revenues**	*769*	*611*	*+25.9%*	*970*	*-20.7%*	*2,737*	*1,935*	*+41.4%*
Operating Expenses and Dep.	-810	-803	+0.9%	-925	-12.4%	-2,633	-2,434	+8.2%
Gross Operating Income	**579**	**427**	**+35.6%**	**620**	**-6.6%**	**1,859**	**1,439**	**+29.2%**
Provisions	-168	-213	-21.1%	-142	+18.3%	-484	-494	-2.0%
Operating Income	**411**	**214**	**+92.1%**	**478**	**-14.0%**	**1,375**	**945**	**+45.5%**
Non Operating Items	88	-13	n.s.	-3	n.s.	82	6	n.s.
Pre-Tax Income	**499**	**201**	**+148.3%**	**475**	**+5.1%**	**1,457**	**951**	**+53.2%**
Cost / Income	58.3%	65.3%	-7.0 pt	59.9%	-1.6 pt	58.6%	62.8%	-4.2 pt
Allocated Equity (Ebn)						*7.0*	*8.0*	*-12.6%*
Pre-Tax ROE						28%	16%	

*Including customer activity and related revenues

BNP PARIBAS

Financing Businesses

In millions of euros	3Q03	3Q02	3Q03 / 3Q02	2Q03	3Q03 / 2Q03	9M03	9M02	9M03 / 9M02
Net Banking Income	**498**	**510**	**-2.4%**	**490**	**+1.6%**	**1,484**	**1,596**	**-7.0%**
Operating Expenses and Dep.	-242	-256	-5.5%	-241	+0.4%	-720	-788	-8.6%
Gross Operating Income	**256**	**254**	**+0.8%**	**249**	**+2.8%**	**764**	**808**	**-5.4%**
Provisions	-169	-212	-20.3%	-142	+19.0%	-493	-486	+1.4%
Operating Income	**87**	**42**	**+107.1%**	**107**	**-18.7%**	**271**	**322**	**-15.8%**
Non Operating Items	-17	-11	+54.5%	0	n.s.	-26	-6	n.s.
Pre-Tax Income	**70**	**31**	**+125.8%**	**107**	**-34.6%**	**245**	**316**	**-22.5%**
Cost / Income	48.6%	50.2%	-1.6 pt	49.2%	-0.6 pt	48.5%	49.4%	-0.9 pt
Allocated Equity (Ebn)						4.3	4.5	-4.7%

BNP PARIBAS

Advisory and Capital Markets

In millions of euros	3Q03	3Q02	3Q03 / 3Q02	2Q03	3Q03 / 2Q03	9M03	9M02	9M03 / 9M02
Net Banking Income	**891**	**720**	**+23.8%**	**1,055**	**-15.5%**	**3,008**	**2,277**	**+32.1%**
Operating Expenses and Dep.	-568	-547	+3.8%	-684	-17.0%	-1,913	-1,646	+16.2%
Gross Operating Income	**323**	**173**	**+86.7%**	**371**	**-12.9%**	**1,095**	**631**	**+73.5%**
Provisions	1	-1	n.s.	0	n.s.	9	-8	n.s.
Operating Income	**324**	**172**	**+88.4%**	**371**	**-12.7%**	**1,104**	**623**	**+77.2%**
Non Operating Items	105	-2	n.s.	-3	n.s.	108	12	n.s.
Pre-Tax Income	**429**	**170**	**+152.4%**	**368**	**+16.6%**	**1,212**	**635**	**+90.9%**
Cost / Income	63.7%	76.0%	-12.3 pt	64.8%	-1.1 pt	63.6%	72.3%	-8.7 pt
Allocated Equity (Ebn)						2.6	3.4	-23.0%

BNP PARIBAS

VAR (1 day - 99%) by Type of Risk

In millions of euros



Total 42 54 41 31 27 28 39 37 56 32 40 28 23 38 22
-16 -20 -19 -16 -17 -17 -19 -17 -13 -25 -33 -28 -28 -21 -23
Interest Rate
Securities
Change and others
Commodities
Netting
31.03.00 30.06.00 30.09.00 29.12.00 31.03.01 29.06.01 28.09.01 31.12.01 29.03.02 28.06.02 30.09.02 31.12.02 31.03.03 30.06.03 30.09.03

Investor Relations & Financial Information

Philippe Aguignier +33 (1) 40 14 63 58
Irène Chesnais +33 (1) 42 98 46 45
Marc Grouvel +33 (1) 42 98 23 40

Fax: +33 (1) 42 98 21 22

E-mail: investor.relations@bnpparibas.com

IR Web Site: http://invest.bnpparibas.com

BNP PARIBAS